CREDIT AGREEMENT

DATED AS OF MARCH 31, 2003

AMONG

INLAND RETAIL REAL ESTATE TRUST, INC.,

AND

INLAND RETAIL REAL ESTATE LIMITED PARTNERSHIP

AS BORROWERS

AND

KEYBANK NATIONAL ASSOCIATION

AS ADMINISTRATIVE AGENT AND LEAD ARRANGER

AND

THE SEVERAL LENDERS
FROM
TIME TO TIME PARTIES HERETO,
AS LENDERS

TABLE OF CONTENTS

CREDIT AGREEMENT

This Credit Agreement, dated as of March 31, 2003, is among Inland Retail Real Estate Trust, Inc., a corporation organized under the laws of the State of Maryland (the "REIT") and Inland Retail Real Estate Limited Partnership, an Illinois limited partnership (the "Operating Partnership") (the REIT and the Operating Partnership are individually referred to as a "Borrower" and collectively referred to as the "Borrowers"), KeyBank, National Association, a national banking association, and the several banks, financial institutions and other entities from time to time parties to this Agreement (collectively, the "Lenders") and KeyBank, National Association, not individually, but as "Administrative Agent".

RECITALS

A.   The Borrowers are primarily engaged in the business of purchasing, owning, operating, leasing and managing retail properties.

B.   The REIT is qualified as a real estate investment trust under Section 856 of the Code.

C.   The Borrowers have requested that the Lenders make loans available to the Borrowers in the aggregate amount of $100,000,000, pursuant to the terms of this Agreement, and that the Administrative Agent act as administrative agent for the Lenders. The Administrative Agent and the Lenders have agreed to do so.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

As used in this Agreement:

"ABR Applicable Margin" means the ABR Applicable Margin set forth in Section 2.3 used in calculating the interest rate applicable to ABR Advances which shall vary from time to time in accordance with the Value of the Unencumbered Pool or the Leverage Ratio as provided therein.

"Acquisition" means any transaction, or any series of related transactions, consummated on or after the date of this Agreement, by which any Borrower or any of its Subsidiaries (i) acquires any going business or all or substantially all of the assets of any partnership, limited liability company, firm, corporation or division thereof, whether through purchase of assets, merger or otherwise or (ii) directly or indirectly acquires (in one transaction or as the most recent transaction in a series of transactions) at least a majority (in number of votes) of the securities of a corporation which have ordinary voting power for the election of directors (other than securities having such power only by reason of the happening of a contingency) or a majority (by percentage or voting power) of the outstanding partnership or membership interests of a partnership or limited liability company.

"Adjusted Annual EBITDA" means, as for any date, an annualized amount determined by multiplying four (4) times the Consolidated Net Income for the most recent fiscal quarter of Borrowers for which financial results have been reported, as adjusted by (i) deducting therefrom any income attributable to Excluded Tenants; (ii) adding or deducting for, as appropriate, any adjustment made under GAAP for straight lining of rents, gains or losses from sales of assets, extraordinary items, depreciation, amortization, interest expenses, the Consolidated Group Pro Rata Share of interest, depreciation and amortization in Investment Affiliates; (iii) deducting an annual amount for capital expenditures equal to $0.25 per square foot times the weighted quarterly average gross leaseable area of Projects owned by the Consolidated Group during such fiscal quarter excluding the square footage of the buildings on the ground leased portion of any Property for which one of the members of the Consolidated Group is the lessor; (iv) adding back all master-lease income (not to exceed 5% of Consolidated Net Income); and (v) adding back the actual advisory fee paid to the Advisor that was deducted in determining Consolidated Net Income and deducting an assumed asset management fee and REIT level expenses equal to 4.5% of aggregate Net Operating Income from all Projects, provided that the Advisor has agreed in documentation approved by the Administrative Agent to subordinate payment of its advisory fees in excess of 4.5% of such aggregate Net Operating Income to payment of the Obligations.

"Administrative Agent" means KeyBank National Association in its capacity as agent for the Lenders pursuant to Article X, and not in its individual capacity as a Lender, and any successor Administrative Agent appointed pursuant to Article X.

"Advance" means a borrowing hereunder consisting of the aggregate amount of the several Loans made by one or more of the Lenders to the Borrowers of the same Type and, in the case of Fixed Rate Advances, for the same Interest Period.

"Advisor" means Inland Retail Real Estate Advisory Services, Inc.

"Affiliate" of any Person means any other Person directly or indirectly controlling, controlled by or under common control with such Person. A Person shall be deemed to control another Person if the controlling Person owns 10% or more of any class of voting securities (or other ownership interests) of the controlled Person or possesses, directly or indirectly, the power to direct or cause the direction of the management or policies of the controlled Person, whether through ownership of stock, by contract or otherwise.

"Aggregate Commitment" means, as of any date, the aggregate of the then-current Commitments of all the Lenders, which is, as of the Agreement Execution Date, $100,000,000.

"Agreement" means this Credit Agreement, as it may be amended or modified and in effect from time to time.

"Agreement Execution Date" means the date this Agreement has been fully executed and delivered by all parties hereto.

"Alternate Base Rate" means, for any day, a rate of interest per annum equal to the higher of (i) the Prime Rate for such day and (ii) the sum of Federal Funds Effective Rate for such day plus 1/2% per annum.

"Applicable Margin" means, as applicable, the ABR Applicable Margin or the LIBOR Applicable Margin which are used in calculating the interest rate applicable to the various Types of Advances.

"Article" means an article of this Agreement unless another document is specifically referenced.

"Authorized Officer" means any of the President, Chief Financial Officer and Chief Operating Officer, or the Chairman and Chief Executive Officer, of the REIT, acting singly.

"Borrower" and "Borrowers" are defined in the recitals hereto.

"Borrowing Date" means a date on which an Advance is made hereunder.

"Borrowing Notice" is defined in Section 2.9.

"Business Day" means (i) with respect to any borrowing, payment or rate selection of LIBOR Advances, a day (other than a Saturday or Sunday) on which banks generally are open in Cleveland, Ohio and New York, New York for the conduct of substantially all of their commercial lending activities and on which dealings in United States dollars are carried on in the London interbank market and (ii) for all other purposes, a day (other than a Saturday or Sunday) on which banks generally are open in Cleveland, Ohio and New York, New York for the conduct of substantially all of their commercial lending activities.

"Capital Stock" means any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person which is not a corporation and any and all warrants or options to purchase any of the foregoing.

"Capitalization Rate" means .0925.

"Capitalized Lease" of a Person means any lease of Property imposing obligations on such Person, as lessee thereunder, which are required in accordance with GAAP to be capitalized on a balance sheet of such Person.

"Capitalized Lease Obligations" of a Person means the amount of the obligations of such Person under Capitalized Leases which would be shown as a liability on a balance sheet of such Person prepared in accordance with GAAP.

"Cash Equivalents" means, as of any date:

> (i)   securities issued or directly and fully guaranteed or insured by the United States Government or any agency or instrumentality thereof having maturities of not more than one year from such date;

> (ii)   mutual funds organized under the United States Investment Company Act rated AAm or AAm-G by S&P and P-1 by Moody's;

> (iii)   certificates of deposit or other interest-bearing obligations of a bank or trust company which is a member in good standing of the Federal Reserve System having a short term unsecured debt rating of not less than A-1 by S&P and not less than P-1 by Moody's (or in each case, if no bank or trust company is so rated, the highest comparable rating then given to any bank or trust company, but in such case only for funds invested overnight or over a weekend) provided that such investments shall mature or be

redeemable upon the option of the holders thereof on or prior to a date one month from the date of their purchase;

(iv)   certificates of deposit or other interest-bearing obligations of a bank or trust company which is a member in good standing of the Federal Reserve System having a short term unsecured debt rating of not less than A-1+ by S&P, and not less than P-1 by Moody's and which has a long term unsecured debt rating of not less than A1 by Moody's (or in each case, if no bank or trust company is so rated, the highest comparable rating then given to any bank or trust company, but in such case only for funds invested overnight or over a weekend) provided that such investments shall mature or be redeemable upon the option of the holders thereof on or prior to a date three months from the date of their purchase;

(v)   bonds or other obligations having a short term unsecured debt rating of not less than A-1+ by S&P and P-1+ by Moody's and having a long term debt rating of not less than A1 by Moody's issued by or by authority of any state of the United States, any territory or possession of the United States, including the Commonwealth of Puerto Rico and agencies thereof, or any political subdivision of any of the foregoing;

(vi)   repurchase agreements issued by an entity rated not less than A-1+ by S&P, and not less than P-1 by Moody's which are secured by U.S. Government securities of the type described in clause (i) of this definition maturing on or prior to a date one month from the date the repurchase agreement is entered into;

(vii)   short term promissory notes rated not less than A-1+ by S&P, and not less than P-1 by Moody's maturing or to be redeemable upon the option of the holders thereof on or prior to a date one month from the date of their purchase; and

(viii)   commercial paper (having original maturities of not more than 365 days) rated at least A-1+ by S&P and P-1 by Moody's and issued by a foreign or domestic issuer who, at the time of the investment, has outstanding long-term unsecured debt obligations rated at least A1 by Moody's.

"Change in Control" means any change in the membership REIT's Board of Directors which results in the board members as of any date after the Agreement Execution Date constituting less than 50% of the total board members at any time.

"Change in Management" means the failure of at least two (2) of G. Joseph Cosenza (as advisor), Barry L. Lazarus or Robert D. Parks to continue to be active on a daily basis in the management of the Borrowers provided that if any such individuals shall die or become disabled the Borrowers shall have sixty (60) days to retain a replacement executive of comparable experience which is reasonably satisfactory to the Administrative Agent.

"Code" means the Internal Revenue Code of 1986, as amended, reformed or otherwise modified from time to time.

"Commitment" means, for each Lender, the obligation of such Lender to make Loans not exceeding the amount set forth opposite its signature below or as set forth in any Notice of Assignment relating to any assignment that has become effective pursuant to Section 12.3.2, as such amount may be modified from time to time pursuant to the terms hereof.

"Consolidated Debt Service" means, for any period, without duplication, (a) Consolidated Interest Expense for such period plus (b) the aggregate amount of scheduled principal payments attributable to Consolidated Outstanding Indebtedness (excluding optional prepayments and scheduled principal payments in respect of any such Indebtedness which is not amortized through equal periodic installments of principal and interest over the term of such Indebtedness) required to be made during such period by any member of the Consolidated Group plus (c) a percentage of all such scheduled principal payments required to be made during such period by any Investment Affiliate on Indebtedness taken into account in calculating Consolidated Interest Expense, equal to the greater of (x) the percentage of the principal amount of such Indebtedness for which any member of the Consolidated Group is liable and (y) the Consolidated Group Pro Rata Share of such Investment Affiliate.

"Consolidated Group" means the Borrowers and all Subsidiaries which are consolidated with it for financial reporting purposes under GAAP.

"Consolidated Group Pro Rata Share" means, with respect to any Investment Affiliate, the percentage of the total equity ownership interests held by the Consolidated Group in the aggregate, in such Investment Affiliate determined by calculating the greater of (i) the percentage of the issued and outstanding stock, partnership interests or membership interests in such Investment Affiliate held by the Consolidated Group in the aggregate and (ii) the percentage of the total book value of such Investment Affiliate that would be received by the Consolidated Group in the aggregate, upon liquidation of such Investment Affiliate, after repayment in full of all Indebtedness of such Investment Affiliate.

"Consolidated Interest Expense" means, for any period without duplication, the sum of (a) the amount of interest expense, determined in accordance with GAAP, of the Consolidated Group for such period attributable to Consolidated Outstanding Indebtedness during such period plus (b) the Consolidated Group Pro Rata Share of any interest expense, determined in accordance with GAAP, of any Investment Affiliate, for such period, whether recourse or non-recourse.

"Consolidated Net Income" means, for any period, consolidated net income (or loss) of the Consolidated Group for such period determined on a consolidated basis in accordance with GAAP.

"Consolidated Net Worth" means, as of any date of determination, an amount equal to (a) Total Asset Value minus (b) Consolidated Outstanding Indebtedness as of such date.

"Consolidated Outstanding Indebtedness" means, as of any date of determination, without duplication, the sum of (a) all Indebtedness of the Consolidated Group outstanding at such date, determined on a consolidated basis in accordance with GAAP (whether recourse or non-recourse), plus (b) the applicable Consolidated Group Pro Rata Share of any Indebtedness of each Investment Affiliate other than Indebtedness of such Investment Affiliate to a member of the Consolidated Group, less (c) with respect to each consolidated Subsidiary of the Borrowers in which the Borrowers do not directly or indirectly hold a 100% ownership interest, a percentage of any Indebtedness of such consolidated Subsidiary which is not a Guarantee

Obligation of the Borrowers equal to the percentage ownership interest in such consolidated Subsidiary which is not held directly or indirectly by the Borrowers.

"Construction in Progress" means, as of any date, the book value of any Projects then under development.

"Controlled Group" means all members of a controlled group of corporations and all trades or businesses (whether or not incorporated) under common control which, together with the Borrowers or any of their Subsidiaries, are treated as a single employer under Section 414 of the Code.

"Conversion/Continuation Notice" is defined in Section 2.10.

"Default" means an event described in Article VII.

"Defaulting Lender" means any Lender which fails or refuses to perform its obligations under this Agreement within the time period specified for performance of such obligation, or, if no time frame is specified, if such failure or refusal continues for a period of five Business Days after written notice from the Administrative Agent; provided that if such Lender cures such failure or refusal, such Lender shall cease to be a Defaulting Lender.

"Default Rate" means the interest rate which may apply during the continuance of a Default pursuant to Section 2.12.

"Environmental Laws" means any and all foreign, Federal, state, local or municipal laws, rules, orders, regulations, statutes, ordinances, codes, decrees, requirements of any Governmental Authority or other Requirements of Law (including common law) regulating, relating to or imposing liability or standards of conduct concerning protection of human health or the environment, as now or may at any time hereafter be in effect, in each case to the extent the foregoing are applicable to the Borrowers or any Subsidiaries or any of their respective assets or Projects.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time, and any rule or regulation issued thereunder.

"Excluded Taxes" means, in the case of each Lender or applicable Lending Installation and the Administrative Agent, taxes imposed on its overall net income, and franchise taxes imposed on it, by any jurisdiction with taxing authority over the Lender.

"Excluded Tenants" means, as of any date, any anchor tenant at one of the Projects that either (i) is subject to a voluntary or involuntary petition for relief under any federal or state bankruptcy codes or insolvency law or (ii) is not operating its business in its demised premises at such Project, unless such tenant's lease obligations are guaranteed by an entity whose then current long-term, unsecured debt obligations are rated BBB-- or above by S&P and Baa3 or above by Moody's.

"Extension Option" is defined in Section 2.20.

"Extension Period" is defined in Section 2.20.

"Extension Request" is defined in Section 2.20.

"Facility Termination Date" means September 30, 2003, subject to extension pursuant to <u>Section 2.20</u>.

"Federal Funds Effective Rate" Shall mean, for any day, the rate per annum (rounded upward to the nearest one one-hundredth of one percent (1/100 of 1%)) announced by the Federal Reserve Lender of Cleveland on such day as being the weighted average of the rates on overnight federal funds transactions arranged by federal funds brokers on the previous trading day, as computed and announced by such Federal Reserve Lender in substantially the same manner as such Federal Reserve Lender computes and announces the weighted average it refers to as the "Federal Funds Effective Rate."

"Financial Contract" of a Person means (i) any exchange - traded or over-the-counter futures, forward, swap or option contract or other financial instrument with similar characteristics, or (ii) any Rate Management Transaction.

"Financial Undertaking" of a Person means (i) any transaction which is the functional equivalent of or takes the place of borrowing but which does not constitute a liability on the consolidated balance sheet of such Person, or (ii) any agreements, devices or arrangements designed to protect at least one of the parties thereto from the fluctuations of interest rates, exchange rates or forward rates applicable to such party's assets, liabilities or exchange transactions, including, but not limited to, interest rate exchange agreements, forward currency exchange agreements, interest rate cap or collar protection agreements, forward rate currency or interest rate options.

"First Mortgage Receivable" means any Indebtedness owing to a member of the Consolidated Group which is secured by a first-priority mortgage or deed of trust on commercial real estate having a value in excess of the amount of such Indebtedness and which has been designated by the Borrowers as a "First Mortgage Receivable" in its most recent compliance certificate.

"Fixed Rate" means the LIBOR Rate.

"Fixed Rate Advance" means an Advance which bears interest at a Fixed Rate.

"Fixed Rate Loan" means a Loan which bears interest at a Fixed Rate.

"Floating Rate" means, for any day, a rate per annum equal to (i) the Alternate Base Rate for such day plus (ii) ABR Applicable Margin for such day, in each case changing when and as the Alternate Base Rate changes.

"Floating Rate Advance" means an Advance which bears interest at the Floating Rate.

"Floating Rate Loan" means a Loan which bears interest at the Floating Rate.

"Funds From Operations" shall have the meaning determined from time to time by the National Association of Real Estate Investment Trusts to be the meaning most commonly used by its members.

"GAAP" means generally accepted accounting principles in the United States of America as in effect from time to time, applied in a manner consistent with that used in preparing the financial statements referred to in <u>Section 6.1</u>.

"Governmental Authority" means any nation or government, any state or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

"Guarantee Obligation" means, as to any Person (the "guaranteeing person"), any obligation (determined without duplication) of (a) the guaranteeing person or (b) another Person (including, without limitation, any bank under any Letter of Credit) to induce the creation of which the guaranteeing person has issued a reimbursement, counter-indemnity or similar obligation, in either case guaranteeing or in effect guaranteeing any Indebtedness, leases, dividends or other obligations (the "primary obligations") of any other third Person (the "primary obligor") in any manner, whether directly or indirectly, including, without limitation, any obligation of the guaranteeing person, whether or not contingent, (i) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (ii) to advance or supply funds (1) for the purchase or payment of any such primary obligation or (2) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (iii) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation or (iv) otherwise to assure or hold harmless the owner of any such primary obligation against loss in respect thereof; provided, however, that the term Guarantee Obligation shall not include endorsements of instruments for deposit or collection in the ordinary course of business. The amount of any Guarantee Obligation of any guaranteeing person shall be deemed to be the maximum stated amount of the primary obligation relating to such Guarantee Obligation (or, if less, the maximum stated liability set forth in the instrument embodying such Guarantee Obligation), provided, that in the absence of any such stated amount or stated liability, the amount of such Guarantee Obligation shall be such guaranteeing person's maximum reasonably anticipated liability in respect thereof as determined by the Borrowers in good faith.

"Implied Debt Service" means, as of any date, the annual debt service that would be required to fully amortize the Consolidated Outstanding Indebtedness as of the calculation date by equal monthly payments over a 25 year amortization period, using an implied interest rate equal to the greater of (A) the yield on 10 year United States Treasury obligations or (B) five percent (5.00%), plus, in either case, two percent (2.00%) per annum.

"Indebtedness" of any Person at any date means without duplication, (a) all indebtedness of such Person for borrowed money including without limitation any repurchase obligation or liability of such Person with respect to securities, accounts or notes receivable sold by such Person, (b) all obligations of such Person for the deferred purchase price of property or services (other than current trade liabilities incurred in the ordinary course of business and payable in accordance with customary practices), to the extent such obligations constitute indebtedness for the purposes of GAAP, (c) any other indebtedness of such Person which is evidenced by a note, bond, debenture or similar instrument, (d) all Capitalized Lease Obligations, (e) all obligations of such Person in respect of acceptances issued or created for the account of such Person, (f) all Guarantee Obligations of such Person (excluding in any calculation of consolidated Indebtedness of the Consolidated Group, Guarantee Obligations of one member of the Consolidated Group in respect of primary obligations of any other member of the Consolidated Group), (g) all reimbursement obligations of such Person for letters of credit and other contingent liabilities, (h) any Net Mark-to-Market Exposure and (i) all liabilities secured by any lien (other than liens for taxes not yet due and payable) on any property owned by such Person even though such Person has not assumed or otherwise become liable for the payment thereof.

"Interest Period" means a LIBOR Interest Period.

"Investment" of a Person means any loan, advance (other than commission, travel and similar advances to officers and employees made in the ordinary course of business), extension of credit (other than accounts receivable arising in the ordinary course of business on terms customary in the trade), deposit account or contribution of capital by such Person to any other Person or any investment in, or purchase or other acquisition of, the stock, partnership interests, notes, debentures or other securities of any other Person made by such Person.

"Investment Affiliate" means any Person in which the Consolidated Group, directly or indirectly, has a ten percent (10%) or greater ownership interest, whose financial results are not consolidated under GAAP with the financial results of the Consolidated Group.

"Lenders" means the lending institutions listed on the signature pages of this Agreement, their respective successors and assigns, any other lending institutions that subsequently become parties to this Agreement.

"Lending Installation" means, with respect to a Lender, any office, branch, subsidiary or affiliate of such Lender.

"Leverage Ratio" means Consolidated Outstanding Indebtedness divided by Total Asset Value, expressed as a percentage.

"LIBOR Advance" means an Advance that bears interest at the LIBOR Rate, whether a ratable Advance based on the LIBOR Applicable Margin.

"LIBOR Applicable Margin" means, as of any date with respect to any LIBOR Interest Period, the LIBOR Applicable Margin set forth in Section 2.3 used in calculating the interest rate applicable to LIBOR Advances which shall vary from time to time in accordance with the Value of the Unencumbered Pool or the Leverage Ratio as provided therein.

"LIBOR Base Rate" means, the average rate (rounded upwards to the nearest 1/16th) with respect to a LIBOR Advance for the relevant LIBOR Interest Period, the applicable British Bankers' Association LIBOR rate for deposits in U.S. dollars as reported by any generally recognized financial information service as of 11:00 a.m. (London time) two Business Days prior to the first day of such LIBOR Interest Period, and having a maturity equal to such LIBOR Interest Period, *provided* that, if no such British Bankers' Association LIBOR rate is available to the Administrative Agent, the applicable LIBOR Base Rate for the relevant LIBOR Interest Period shall instead be the rate determined by the Administrative Agent to be the rate at which KeyBank or one of its Affiliate banks offers to place deposits in U.S. dollars with first-class banks in the London interbank market at approximately 11:00 a.m. (London time) two Business Days prior to the first day of such LIBOR Interest Period, in the approximate amount of KeyBank's relevant LIBOR Loan and having a maturity equal to such LIBOR Interest Period.

"LIBOR Interest Period" means, with respect to each amount bearing interest at a LIBOR based rate, a period of one, two, or three months, to the extent deposits with such maturities are available to the Administrative Agent, commencing on a Business Day, as selected by Borrowers; provided, however, that (i) any LIBOR Interest Period which would otherwise end on a day which is not a Business Day shall continue to and end on the next succeeding Business Day, unless the result would be that such LIBOR Interest Period would be extended to the next succeeding calendar month, in which case such LIBOR Interest Period shall end on the next preceding Business Day and (ii) any LIBOR Interest Period which begins on a day for which there is no numerically corresponding date in the calendar month in which such LIBOR Interest Period would otherwise end shall instead end on the last Business Day of such calendar month.

"LIBOR Loan" means a Loan which bears interest at a LIBOR Rate.

"LIBOR Rate" means, for any LIBOR Interest Period, the sum of (A) the LIBOR Base Rate applicable thereto divided by one minus the then-current Reserve Requirement and (B) the LIBOR Applicable Margin.

"Lien" means any lien (statutory or other), mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, the interest of a vendor or lessor under any conditional sale, Capitalized Lease or other title retention agreement).

"Loan" means, with respect to a Lender, such Lender's portion of any Advance.

"Loan Documents" means this Agreement, the Notes, the Subordination Agreement and any other document from time to time evidencing or securing indebtedness incurred by the Borrowers under this Agreement, as any of the foregoing may be amended or modified from time to time.

"Marketable Securities" means Investments in Capital Stock or debt securities issued by any Person (other than an Investment Affiliate) which are publicly traded on a national exchange, excluding Cash Equivalents.

"Material Adverse Effect" means, in the Administrative Agent's reasonable discretion, a material adverse effect on (i) the business, Property or condition (financial or otherwise) of the Borrowers and their Subsidiaries taken as a whole, (ii) the ability of the Borrowers to perform their obligations under the Loan Documents, or (iii) the validity or enforceability of any of the Loan Documents.

"Materials of Environmental Concern" means any gasoline or petroleum (including crude oil or any fraction thereof) or petroleum products or any hazardous or toxic substances, materials or wastes, defined or regulated as such in or under any Environmental Law, including, without limitation, asbestos, polychlorinated biphenyls and urea-formaldehyde insulation.

"Maximum Legal Rate" means the maximum nonusurious interest rate, if any, that at any time or from time to time may be contracted for, taken, reserved, charged or received on the indebtedness evidenced by the Note and as provided for herein or in the Note or other Loan Documents, under the laws of such state or states whose laws are held by any court of competent jurisdiction to govern the interest rate provisions of the Loan.

"Moody's" means Moody's Investors Service, Inc. and its successors.

"Multiemployer Plan" means a Plan maintained pursuant to a collective bargaining agreement or any other arrangement to which the Borrowers or any member of the Controlled Group is a party to which more than one employer is obligated to make contributions.

"Net Mark-to-Market Exposure" of a Person means, as of any date of determination, the excess (if any) of all unrealized losses over all unrealized profits of such Person arising from Rate Management Transactions or any other Financial Contract. "Unrealized losses" means the fair market value of the cost to such Person of replacing such Rate Management Transaction or other Financial Contract as of the date of determination (assuming the Rate Management Transaction or other Financial Contract were to be terminated as of that date), and "unrealized profits" means the fair market value of the gain to such Person of replacing such Rate Management Transaction or other Financial Contract as of the date of determination (assuming such Rate Management Transaction or other Financial Contract were to be terminated as of that date).

"Net Operating Income" means, with respect to any Project for any period, "property rental and other income" (as determined by GAAP) attributable to such Project accruing for such period minus the amount of all expenses (as determined in accordance with GAAP) incurred in connection with and directly attributable to the ownership and operation of such Project for such period, including, without limitation, property management fees and amounts accrued for the payment of real estate taxes and insurance premiums, but excluding interest expense or other debt service charges and any non-cash charges such as depreciation or amortization of financing costs.

"Non-U.S. Lender" is defined in Section 3.5(iv).

"Note" means a promissory note, in substantially the form of Exhibit B hereto, duly executed by the Borrowers and payable to the order of a Lender in the amount of its Commitment, including any amendment, modification, renewal or replacement of such promissory note.

"Notice of Assignment" is defined in Section 12.3.2.

"Obligations" means the Advances and all accrued and unpaid fees and all other obligations of Borrowers to the Administrative Agent or the Lenders arising under this Agreement or any of the other Loan Documents.

"Other Taxes" is defined in Section 3.5(ii).

"Participants" is defined in Section 12.2.1.

"Payment Date" means, with respect to the payment of interest accrued on any Advance, the first day of each calendar month.

"PBGC" means the Pension Benefit Guaranty Corporation, or any successor thereto.

"Percentage" means for each Lender the ratio that such Lender's Commitment bears to the Aggregate Commitment, expressed as a percentage.

"Permitted Acquisitions" are defined in Section 6.15.

"Permitted Liens" are defined in Section 6.16.

"Person" means any natural person, corporation, firm, joint venture, partnership, association, enterprise, trust or other entity or organization, or any government or political subdivision or any agency, department or instrumentality thereof.

"Plan" means an employee pension benefit plan which is covered by Title IV of ERISA or subject to the minimum funding standards under Section 412 of the Code as to which the Borrowers or any member of the Controlled Group may have any liability.

"Prime Rate" means a rate per annum equal to the prime rate of interest publicly announced from time to time by KeyBank or its parent as its prime rate (which is not necessarily the lowest rate charged to any customer), changing when and as said prime rate changes. In the event that there is a successor to the Administrative Agent by merger, or the Administrative Agent assigns its duties and obligations to an Affiliate, then the term "Prime Rate" as used in this Agreement shall mean the prime rate, base rate or other analogous rate of the new Administrative Agent.

"Project" means any real estate asset owned by a Borrower or any of its Subsidiaries or any Investment Affiliate, and operated or intended to be operated as a retail property.

"Property" of a Person means any and all property, whether real, personal, tangible, intangible, or mixed, of such Person, or other assets owned, leased or operated by such Person.

"Purchasers" is defined in Section 12.3.1.

"Rate Management Transaction" means any transaction (including an agreement with respect thereto) now existing or hereafter entered into by a Borrower which is a rate swap, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, forward transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any other similar transaction (including any option with respect to any of these transactions) or any combination thereof, whether linked to one or more interest rates, foreign currencies, commodity prices, equity prices or other financial measures.

"Recourse Indebtedness" means any Indebtedness of a Borrower or any other member of the Consolidated Group with respect to which the liability of the obligor is not limited to the obligor's interest in specified assets securing such Indebtedness, subject to customary limited exceptions for certain acts or types of liability such as environmental liability, fraud and other customary nonrecourse carveouts.

"Regulation D" means Regulation D of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor thereto or other regulation or official interpretation of said Board of Governors relating to reserve requirements applicable to member banks of the Federal Reserve System.

"Regulation U" means Regulation U of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor or other regulation or official interpretation of said Board of Governors relating to the extension of credit by banks for the purpose of purchasing or carrying margin stocks applicable to member banks of the Federal Reserve System.

"Reportable Event" means a reportable event as defined in Section 4043 of ERISA and the regulations issued under such section, with respect to a Plan, excluding, however, such events as to which the PBGC by regulation waived the requirement of Section 4043(a) of ERISA that it be notified within 30 days of the occurrence of such event, provided, however, that a failure to meet the minimum funding standard of Section 412 of the Code and of Section 302 of ERISA shall be a Reportable Event regardless of the issuance of any such waiver of the notice requirement in accordance with either Section 4043(a) of ERISA or Section 412(d) of the Code.

"Required Lenders" means Lenders in the aggregate having at least 66 2/3% of the Aggregate Commitment or, if the Aggregate Commitment has been terminated, Lenders in the aggregate holding at least 66 2/3% of the aggregate unpaid principal amount of the outstanding Advances.

"Reserve Requirement" means, with respect to a LIBOR Loan and LIBOR Interest Period, that percentage (expressed as a decimal) which is in effect on such day, as prescribed by the Federal Reserve Board or other governmental authority or agency having jurisdiction with respect thereto for determining the maximum reserves (including, without limitation, basic, supplemental, marginal and emergency reserves) for eurocurrency funding (currently referred to as "Eurocurrency Liabilities" in Regulation D) maintained by a member bank of the Federal Reserve System.

"Section" means a numbered section of this Agreement, unless another document is specifically referenced.

"Single Employer Plan" means a Plan maintained by the Borrowers or any member of the Controlled Group for employees of the Borrowers or any member of the Controlled Group.

"S&P" means Standard & Poor's Ratings Group and its successors.

"Stabilized Retail Projects" mean any neighborhood shopping centers, community shopping centers, sale/leaseback with retail tenants, stand-alone, triple net retail properties and any other stabilized Projects approved by the Administrative Agent, but not including any Projects included in Construction in Progress.

"Subordination Agreement" means a subordination agreement among Borrower, Advisor, and Administrative Agent, in form and substance satisfactory to Administrative Agent, pursuant to which Advisor subordinates its rights to receive fees in excess of 4.5% of minimum base rentals.

"Subsidiary" of a Person means (i) any corporation more than 50% of the outstanding securities having ordinary voting power of which shall at the time be owned or controlled, directly or indirectly, by such Person or by one or more of its Subsidiaries or by such Person and one or more of its Subsidiaries, or (ii) any partnership, limited liability company, association, joint venture or similar business organization more than 50% of the ownership interests having ordinary voting power of which shall at the time be so owned or controlled. Unless otherwise expressly provided, all references herein to a "Subsidiary" shall mean a Subsidiary of the Borrowers.

"Substantial Portion" means, with respect to the Property of the Borrowers and its Subsidiaries, Property which represents more than 10% of then-current Total Asset Value.

"Taxes" means any and all present or future taxes, duties, levies, imposts, deductions, charges or withholdings, and any and all liabilities with respect to the foregoing, but excluding Excluded Taxes and Other Taxes.

"Total Asset Value" means, as of any date, (i) Adjusted Annual EBITDA attributable to Projects owned by the Borrowers or a member of the Consolidated Group (excluding 100% of the Adjusted Annual EBITDA attributable to Projects not owned for the entire fiscal quarter on which Adjusted Annual EBITDA is calculated and excluding all lease termination fees and all interest and dividend income), divided by the Capitalization Rate, plus (ii) 100% of the price paid for any such Projects first acquired by the Borrowers or a member of the Consolidated Group during such fiscal quarter, plus (iii) cash, Cash Equivalents and Marketable Securities owned by the Consolidated Group as of the end of such fiscal quarter, plus (iv) the Consolidated Group's Pro Rata Share of (A) Adjusted Annual EBITDA attributable to Projects owned by Investment Affiliates (excluding Adjusted Annual EBITDA attributable to Projects not owned for the entire fiscal quarter on which Adjusted Annual EBITDA is calculated) divided by (B) the Capitalization Rate, not to exceed 20% of Total Asset Value, plus (v) the Consolidated Group Pro Rata Share of the price paid for such Projects first acquired by an Investment Affiliate during such quarter, plus (vi) Construction in Progress at book value not to exceed 15% of Total Asset Value, plus (vii) First Mortgage Receivables (at the lower of book value or market value), not to exceed 15% of Total Asset Value, plus (viii) investment in the common stock of publicly traded real estate companies (at market value).

"Transferee" is defined in Section 12.4.

"Type" means, with respect to any Advance, its nature as a Floating Rate Advance or LIBOR Advance.

"Unencumbered Asset" means any asset permitted to be included in the Value of the Unencumbered Pool, which as of any date of determination, (a) is wholly owned (in fee simple for any real estate asset) by one of the Borrowers or a Wholly-Owned Subsidiary, (b) is not subject to any Liens other than Permitted Liens set forth in Sections 6.16(i) through 6.16(iv), (c) is not subject to any agreement (including any agreement governing Indebtedness incurred in order to finance or refinance the acquisition of such asset) which prohibits or limits the ability of the Borrower, or its Wholly-Owned Subsidiaries, as the case may be, to create, incur, assume or suffer to exist any Lien upon any assets or Capital Stock of a Borrower, or any of its Wholly-Owned Subsidiaries, and (d) is not subject to any agreement (including any agreement governing Indebtedness incurred in order to finance or refinance the acquisition of such asset) which entitles any Person to the benefit of any Lien (but not subject to any Liens other than Permitted Liens set forth in Sections 6.16(i) through 6.16(iv) on any assets or Capital Stock of a Borrower or any of its Wholly-Owned Subsidiaries or would entitle any Person to the benefit of any Lien (but excluding the Permitted Liens set forth in Sections 6.16(i) through 6.16(iv) on such assets or Capital Stock upon the occurrence of any contingency (including, without limitation, pursuant to an "equal and ratable" clause), and (e) in the case of real estate assets, is not the subject of any material architectural/engineering issue, as evidenced by a certification of Borrower. Any Unencumbered Asset that is a Stabilized Retail Project must be at least 85% economically occupied (economic occupancy determined in the same manner as provided in Section 6.24). No asset of a Wholly-Owned Subsidiary shall be deemed to be unencumbered unless both such asset and all Capital Stock of such Wholly-Owned Subsidiary is unencumbered and neither such Wholly-Owned Subsidiary nor any other intervening Wholly-Owned Subsidiary between a Borrower and such Wholly-Owned Subsidiary has any Indebtedness for borrowed money (other than Indebtedness due to the Borrowers).

"Unfunded Liabilities" means the amount (if any) by which the present value of all vested nonforfeitable benefits under all Single Employer Plans exceeds the fair market value of all such Plan assets allocable to such benefits, all determined as of the then most recent valuation date for such Plans.

"Unimproved Land" means, as of any date, any land which (i) is not appropriately zoned for retail development, (ii) does not have access to all necessary utilities or (iii) does not have access to publicly dedicated streets, unless such land has been designated in writing by the Borrowers in a certificate delivered to the Agent as land that is reasonably expected to satisfy all such criteria within six (6) months after such date.

"Unmatured Default" means an event which but for the lapse of time or the giving of notice, or both, would constitute a Default.

"Unrestricted Cash, Cash Equivalents and Marketable Securities" means, in the aggregate, all cash, Cash Equivalents and Marketable Securities which are not pledged or otherwise restricted for the benefit of any creditor and which are owned by the Borrowers or another member of the Consolidated Group, to be valued for purposes of this Agreement at 100% of its then-current book value, as determined under GAAP.

"Unused Fee" is defined is Section 2.5.

"Unused Fee Percentage" means, with respect to any calendar quarter, (i) 0.15% per annum, if the daily average of the Advances outstanding during such quarter is 50% or more of the daily average Aggregate Commitment during such quarter or (ii) 0.30% per annum if the average Advances outstanding during such quarter is less than 50% of the daily average Aggregate Commitment during such quarter.

"Value of the Unencumbered Pool" means, the sum of the values of the following categories of assets provided that they qualify as Unencumbered Assets: (i) Stabilized Retail Projects valued by dividing the amount of Adjusted Annual EBITDA based on the most recent quarter attributable to such Project by the Capitalization Rate, except that Projects not owned for a full quarter shall be valued at cost, (ii) Marketable Securities (valued at market value), (iii) Construction in Progress (valued at book value), (iv) First Mortgage Receivables which have a maturity date of no greater than two years from the measurement date and for which one of the Borrowers or Inland Real Estate Acquisitions, Inc. (so long as it is an Affiliate of the Advisor) has a purchase option to buy the Project securing the First Mortgage Receivable (valued at book value) and (v) cash in excess of $25,000,000. For purposes of determining the Value of the Unencumbered Pool, the items in (iii) and (iv) cannot contribute in the aggregate more than 50% of the total Value of the Unencumbered Pool. The Value of the Unencumbered Pool will be determined on a monthly basis.

"Wholly-Owned Subsidiary" of a Person means (i) any Subsidiary all of the outstanding voting securities of which shall at the time be owned or controlled, directly or indirectly, by such Person or one or more Wholly-Owned Subsidiaries of such Person, or by such Person and one or more Wholly-Owned Subsidiaries of such Person, or (ii) any partnership, limited liability company, association, joint venture or similar business organization 100% of the ownership interests having ordinary voting power of which shall at the time be so owned or controlled.

The foregoing definitions shall be equally applicable to both the singular and plural forms of the defined terms.

ARTICLE II

THE CREDIT

2.1   Commitments; Reduction or Increase in Aggregate Commitment. Subject to the terms and conditions of this Agreement, Lenders severally agree to make Advances through the Administrative Agent to Borrowers from time to time prior to the Facility Termination Date, provided that the making of any such Advance will not cause the outstanding principal balance of all Loans to exceed the then-current Aggregate Commitment. The Advances may be ratable Floating Rate Advances, and ratable Fixed Rate Advances.   Each Lender shall fund its Percentage of each such Advance and no Lender will be required to fund any amounts which, when aggregated with such Lender's Percentage of all other Advances then outstanding, would exceed such Lender's then-current Commitment. This facility ("Facility") is a revolving credit facility and, subject to the provisions of this Agreement, Borrowers may request Advances hereunder, repay such Advances and reborrow Advances at any time prior to the Facility Termination Date. The Borrowers hereby irrevocably designate and authorize the REIT, as their exclusive agent to act on their behalf in connection with the requesting, funding, maintenance, conversion, continuation and repayment of any Advances under the Credit Agreement, or any other matter relating to the Credit Agreement or the Loan Documents, including without limitation any amendments thereto or consents thereunder, and agrees that the Administrative Agent and the Lenders may rely on any directions or undertakings given by the REIT, with respect to such matters without further inquiry of or confirmation from any other Borrower. All liability of the Borrowers hereunder shall be joint and several.

2.2   Ratable Loans. Each Advance hereunder shall consist of Loans made from the several Lenders ratably in proportion to the ratio their respective Commitments, bear to the Aggregate Commitment.

2.3   Applicable Margin. The Applicable Margin will vary from time to time based on the Value of the Unencumbered Pool and the Leverage Ratio. The Applicable Margins during each calendar month shall be determined on or before the fifteenth day of each month, based on information as of the end of the preceding month except that the Leverage Ratio will be determined only quarterly by the fifteenth day of the first month of the quarter, based on information as of the last day of the preceding quarter. Borrower shall provide all necessary information to the Administrative Agent in order for it to make such determination and if such information is not provided in a timely fashion then the highest Applicable Margins in the grids below shall be applicable until such information is provided. So long as the Value of the Unencumbered Pool is greater than $100,000,000 and the Leverage Ratio is equal to or less than 55%, the ABR Applicable Margin shall be 0 basis points and the LIBOR Applicable Margin shall be determined in accordance with the following grid:

Value of Unencumbered Pool	LIBOR Applicable Margin
>$200,000,000	150 basis points
<=$200,000,000 but >$150,000,000	200 basis points
<=$150,000,000 but >$100,000,000	225 basis points

If, as of any date of determination, the Value of the Unencumbered Pool is less than $100,000,000 or the Leverage Ratio exceeds 55% the Applicable Margins will be based upon the Leverage Ratio, as provided in the following grid, and only one month LIBOR Interest Periods shall be available:

Leverage Ratio	LIBOR Applicable Margin	ABR Applicable Margin
<50%	250 basis points	25 basis points
>=50% but <=55%	275 basis points	50 basis points
>55% but <=60%	300 basis points	75 basis points

2.4   <u>Final Principal Payment</u>.   Any outstanding Advances and all other unpaid Obligations shall be paid in full by the Borrowers on the Facility Termination Date.

2.5   <u>Unused Fee</u>.   The Borrowers agree to pay to the Administrative Agent for the account of each Lender an unused facility fee (the "<u>Unused Fee</u>") equal to an aggregate amount computed on a daily basis for such calendar year by multiplying the Unused Fee Percentage applicable to such calendar quarter, expressed as a per diem rate, times the amount by which the Aggregate Commitment exceeds the outstanding principal balance of the Loans on each day of such calendar quarter. The Unused Fee shall be payable quarterly in arrears on the first Business Day after the last day of each calendar quarter and on the date the Obligations are repaid in full and the Commitments terminated.

2.6   <u>Other Fees</u>.   The Borrowers agree to pay all fees payable to the Administrative Agent pursuant to the Borrowers' letter agreement with the Administrative Agent of even date herewith.

2.7   <u>Minimum Amount of Each Advance</u>.   Each Advance shall be in the minimum amount of $1,000,000; provided, however, that any Floating Rate Advance may be in the amount of the unused Aggregate Commitment.

2.8   <u>Optional Principal Payments</u>.   The Borrowers may from time to time pay, without penalty or premium, all or any part of outstanding Floating Rate Advances without prior notice to the Administrative Agent.   A Fixed Rate Advance may be paid on the last day of the applicable Interest Period or, if and only if the Borrowers pay any amounts due to the Lenders under <u>Sections 3.4</u> and <u>3.5</u> as a result of such prepayment, on a day prior to such last day.

2.9   <u>Method of Selecting Types and Interest Periods for New Advances</u>.   The Borrowers shall select the Type of Advance and, in the case of each Fixed Rate Advance, the Interest Period applicable to each Advance from time to time. The Borrowers shall give the Administrative Agent irrevocable notice (a "<u>Borrowing Notice</u>") in the form attached as <u>Exhibit I</u> (i) not later than 1:00 p.m. Cleveland, Ohio time on the Business Day immediately preceding the Borrowing Date of each Floating Rate Advance, and (ii) not later than 10:00 a.m. Cleveland, Ohio time, at least three (3) Business Days before the Borrowing Date for each LIBOR Advance:

     (i)   the Borrowing Date, which shall be a Business Day, of such Advance,

     (ii)   the aggregate amount of such Advance,

     (iii)   the Type of Advance selected, and

(iv)   in the case of each Fixed Rate Advance, the Interest Period applicable thereto.

The Administrative Agent shall provide a copy to the Lenders by facsimile of each Borrowing Notice and each Conversion/Continuation Notice not later than the close of business on the Business Day it is received. Each Lender shall make available its Loan or Loans, in funds immediately available in Cleveland, Ohio to the Administrative Agent at its address specified pursuant to Article XIII on each Borrowing Date not later than (i) 10:00 a.m. (Cleveland, Ohio time), in the case of Floating Rate Advances which have been requested by a Borrowing Notice given to the Administrative Agent not later than 1:00 p.m. (Cleveland, Ohio time) on the Business Day immediately preceding such Borrowing Date, or (ii) noon (Cleveland, Ohio time) in the case of all other Advances. The Administrative Agent will make the funds so received from the Lenders available to the Borrowers at the Administrative Agent's aforesaid address.

No Interest Period may end after the Facility Termination Date and, unless the Lenders otherwise agree in writing, in no event may there be more than six (6) different Interest Periods for LIBOR Advances outstanding at any one time.

2.10   Conversion and Continuation of Outstanding Advances. Floating Rate Advances shall continue as Floating Rate Advances unless and until such Floating Rate Advances are converted into Fixed Rate Advances. Each Fixed Rate Advance shall continue as a Fixed Rate Advance until the end of the then applicable Interest Period therefor, at which time such Fixed Rate Advance shall be automatically converted into a Floating Rate Advance unless the Borrowers shall have given the Administrative Agent a Conversion/Continuation Notice requesting that, at the end of such Interest Period, such Fixed Rate Advance either continue as a Fixed Rate Advance for the same or another Interest Period or be converted to an Advance of another Type. Subject to the terms of Section 2.7, the Borrowers may elect from time to time to convert all or any part of an Advance of any Type into any other Type or Types of Advances; provided that any conversion of any Fixed Rate Advance shall be made on, and only on, the last day of the Interest Period applicable thereto. The Borrowers shall give the Administrative Agent irrevocable notice (a "Conversion/Continuation Notice") of each conversion of an Advance to a Fixed Rate Advance or continuation of a Fixed Rate Advance not later than 10:00 a.m. (Cleveland, Ohio time), at least three Business Days, in the case of a conversion into or continuation of a LIBOR Advance, prior to the date of the requested conversion or continuation, specifying:

(i)   the requested date which shall be a Business Day, of such conversion or continuation;

(ii)   the aggregate amount and Type of the Advance which is to be converted or continued; and

(iii)   the amount and Type(s) of Advance(s) into which such Advance is to be converted or continued and, in the case of a conversion into or continuation of a Fixed Rate Advance, the duration of the Interest Period applicable thereto.

2.11   Changes in Interest Rate, Etc. Each Floating Rate Advance shall bear interest on the outstanding principal amount thereof, for each day from and including the date such Advance is made or is converted from a Fixed Rate Advance into a Floating Rate Advance pursuant to Section 2.10 to but excluding the date it becomes due or is converted into a Fixed Rate Advance pursuant to Section 2.10 hereof, at a rate per annum equal to the Floating Rate for such day.

Changes in the rate of interest on that portion of any Advance maintained as a Floating Rate Advance will take effect simultaneously with each change in the Alternate Base Rate. Each Fixed Rate Advance shall bear interest from and including the first day of the Interest Period applicable thereto to (but not including) the last day of such Interest Period at the interest rate determined as applicable to such Fixed Rate Advance.

2.12   Rates Applicable After Default. Notwithstanding anything to the contrary contained in Section 2.9 or 2.10, during the continuance of a Default or Unmatured Default the Required Lenders may, at their option, by notice to the Borrowers (which notice may be revoked at the option of the Required Lenders notwithstanding any provision of Section 8.2 requiring unanimous consent of the Lenders to changes in interest rates), declare that no Advance may be made as, converted into or continued as a Fixed Rate Advance. During the continuance of a Default the Required Lenders may, at their option, by notice to the Borrowers (which notice may be revoked at the option of the Required Lenders notwithstanding any provision of Section 8.2 requiring unanimous consent of the Lenders to changes in interest rates), declare that (i) each Fixed Rate Advance shall bear interest for the remainder of the applicable Interest Period at the rate otherwise applicable to such Interest Period plus 2% per annum and (ii) each Floating Rate Advance shall bear interest at a rate per annum equal to the Floating Rate otherwise applicable to the Floating Rate Advance plus 2% per annum; provided, however, that the Default Rate shall become applicable automatically if a Default occurs under Section 7.1 or 7.2, unless waived by the Required Lenders.

2.13   Method of Payment.

(i)   All payments of the Obligations hereunder shall be made, without setoff, deduction, or counterclaim, in immediately available funds to the Administrative Agent at the Administrative Agent's address specified pursuant to Article XIII, or at any other Lending Installation of the Administrative Agent specified in writing by the Administrative Agent to the Borrowers, by noon (local time) on the date when due and shall be applied ratably by the Administrative Agent among the Lenders.

(ii)   As provided elsewhere herein, all Lenders' interests in the Advances and the Loan Documents shall be ratable undivided interests and none of such Lenders' interests shall have priority over the others. Each payment delivered to the Administrative Agent for the account of any Lender or amount to be applied or paid by the Administrative Agent to any Lender shall be paid promptly (on the same day as received by the Administrative Agent if received prior to noon (local time) on such day and otherwise on the next Business Day) by the Administrative Agent to such Lender in the same type of funds that the Administrative Agent received at its address specified pursuant to Article XIII or at any Lending Installation specified in a notice received by the Administrative Agent from such Lender. Payments received by the Administrative Agent but not timely funded to the Lenders shall bear interest payable by the Administrative Agent at the Federal Funds Effective Rate from the date due until the date paid. The Administrative Agent is hereby authorized to charge the account of the REIT or the Operating Partnership maintained with KeyBank for each payment of principal, interest and fees as it becomes due hereunder.

2.14   Notes; Telephonic Notices. Each Lender is hereby authorized to record the principal amount of each of its Loans and each repayment on the schedule attached to its Note, provided, however, that the failure to so record shall not affect the Borrowers' obligations under such Note. The Borrowers hereby authorize the Lenders and the Administrative Agent to extend, convert or continue Advances, effect selections of Types of Advances and to transfer funds based on telephonic notices made by any Authorized Officer. The Borrowers agree to deliver promptly to the Administrative Agent a written confirmation, if such confirmation is requested by the Administrative Agent or any Lender, of each telephonic notice signed by an Authorized Officer. If the written confirmation differs in any material respect from the action taken by the Administrative Agent and the Lenders, the records of the Administrative Agent and the Lenders shall govern absent manifest error. The Administrative Agent will at the request of the Borrowers, from time to time, but not more often than monthly, provide notice of the amount of the outstanding Aggregate Commitment, the Type of Advance, and the applicable interest rate, if for a Fixed Rate Advance. Upon a Lender's furnishing to Borrowers an affidavit to such effect, if a Note is mutilated, destroyed, lost or stolen, Borrowers shall deliver to such Lender, in substitution therefore, a new note containing the same terms and conditions as such Note being replaced.

2.15   Interest Payment Dates; Interest and Fee Basis. Interest accrued on each Advance shall be payable on each Payment Date, commencing with the first such date to occur after the date hereof, at maturity, whether by acceleration or otherwise, and upon any termination of the Aggregate Commitment in its entirety under Section 2.1 hereof. Interest and Unused Fees shall be calculated for actual days elapsed on the basis of a 360-day year. Interest shall be payable for the day an Advance is made but not for the day of any payment on the amount paid if payment is received prior to noon (local time) at the place of payment. If any payment of principal of or interest on an Advance shall become due on a day which is not a Business Day, such payment shall be made on the next succeeding Business Day and, in the case of a principal payment, such extension of time shall be included in computing interest in connection with such payment.

2.16   Notification of Advances, Interest Rates and Prepayments. The Administrative Agent will notify each Lender of the contents of each Borrowing Notice, Conversion/Continuation Notice, and repayment notice received by it hereunder not later than the close of business on the Business Day such notice is received by the Administrative Agent. The Administrative Agent will notify each Lender of the interest rate applicable to each Fixed Rate Advance promptly upon determination of such interest rate and will give each Lender prompt notice of each change in the Alternate Base Rate.

2.17   Lending Installations. Each Lender may book its Loans at any Lending Installation selected by such Lender and may change its Lending Installation from time to time. All terms of this Agreement shall apply to any such Lending Installation and the Notes shall be deemed held by each Lender for the benefit of such Lending Installation. Each Lender may, by written or telex notice to the Administrative Agent and the Borrowers, designate a Lending Installation through which Loans will be made by it and for whose account Loan payments are to be made.

2.18   Non-Receipt of Funds by the Administrative Agent. Unless the Borrowers or a Lender, as the case may be, notifies the Administrative Agent prior to the time at which it is scheduled to make payment to the Administrative Agent of (i) in the case of a Lender, the proceeds of a Loan or (ii) in the case of the Borrowers, a payment of principal, interest or fees to the Administrative Agent for the account of the Lenders, that it does not intend to make such payment, the Administrative Agent may assume that such payment has been made. The Administrative Agent may, but shall not be obligated to, make the amount of such payment available to the intended recipient in reliance upon such assumption. If such Lender or the Borrowers, as the case may be, has not in fact made such payment to the Administrative Agent, the recipient of such payment shall, on demand by the Administrative Agent, repay to the Administrative Agent the amount so made available together with interest thereon in respect of each day during the period commencing on the date such amount was so made available by the Administrative Agent until the date the Administrative Agent recovers such amount at a rate per annum equal to (i) in the case of payment by a Lender, the Federal Funds Effective Rate for such day or (ii) in the case of payment by the Borrowers, the interest rate applicable to the relevant Loan. If such Lender so repays such amount and interest thereon to the Administrative Agent within one Business Day after such demand, all interest accruing on the Loan not funded by such Lender during such period shall be payable to such Lender when received from the Borrowers.

2.19   Replacement of Lenders under Certain Circumstances. The Borrowers shall be permitted to replace any Lender which (a) is not capable of receiving payments without any deduction or withholding of United States federal income tax pursuant to Section 3.5, or (b) cannot maintain its Fixed Rate Loans at a suitable Lending Installation pursuant to Section 3.3, with a replacement bank or other financial institution; provided that (i) such replacement does not conflict with any applicable legal or regulatory requirements affecting the Lenders, (ii) no Default or (after notice thereof to Borrowers) no Unmatured Default shall have occurred and be continuing at the time of such replacement, (iii) the Borrowers shall repay (or the replacement bank or institution shall purchase, at par) all Loans and other amounts owing to such replaced Lender prior to the date of replacement, (iv) the Borrowers shall be liable to such replaced Lender under Sections 3.4 and 3.6 if any Fixed Rate Loan owing to such replaced Lender shall be prepaid (or purchased) other than on the last day of the Interest Period relating thereto, (v) the replacement bank or institution, if not already a Lender, and the terms and conditions of such replacement, shall be reasonably satisfactory to the Administrative Agent, (vi) the replaced Lender shall be obligated to make such replacement in accordance with the provisions of Section 12.3 (provided that the Borrowers shall be obligated to pay the processing fee referred to therein), (vii) until such time as such replacement shall be consummated, the Borrowers shall pay all additional amounts (if any) required pursuant to Section 3.5 and (viii) any such replacement shall not be deemed to be a waiver of any rights which the Borrower, the Administrative Agent or any other Lender shall have against the replaced Lender.

2.20   Extension of Facility Termination Date. The Borrowers shall have the right to an extension of the Facility Termination Date for six months by submitting a written notice to the Administrative Agent exercising such extension no more than 90 and no less than 30 days prior to the Facility Termination Date. This six month extension (the "Extension Period") shall only be available if (i) no Default or Unmatured Default has occurred and is continuing; (ii) Borrower's representations and warranties are true in all material respects and (iii) the Borrowers pay on the date of Borrowers' exercise of the Extension Option the extension fee specified in a separate agreement between Borrower and Administrative Agent, and promptly thereafter Administrative Agent agrees to pay each Lender the extension fee specified in a separate agreement between Administrative Agent and such Lender.

2.21   Usury. This Agreement and each Note are subject to the express condition that at no time shall Borrowers be obligated or required to pay interest on the principal balance of the Loan at a rate which could subject any Lender to either civil or criminal liability as a result of being in excess of the Maximum Legal Rate. If by the terms of this Agreement or the Loan Documents, Borrowers are at any time required or obligated to pay interest on the principal balance due hereunder at a rate in excess of the Maximum Legal Rate, the interest rate or the Default Rate, as the case may be, shall be deemed to be immediately reduced to the Maximum Legal Rate and all previous payments in excess of the Maximum Legal Rate shall be deemed to have been payments in reduction of principal and not on account of the interest due hereunder. All sums paid or agreed to be paid to Lender for the use, forbearance, or detention of the sums due under the Loan, shall, to the extent permitted by applicable law, be amortized, prorated, allocated, and spread throughout the full stated term of the Loan until payment in full so that the rate or amount of interest on account of the Loan does not exceed the Maximum Legal Rate of interest from time to time in effect and applicable to the Loan for so long as the Loan is outstanding.

ARTICLE III

CHANGE IN CIRCUMSTANCES

3.1   Yield Protection. If, on or after the date of this Agreement, the adoption of any law or any governmental or quasi-governmental rule, regulation, policy, guideline or directive (whether or not having the force of law), or any change in the interpretation or administration thereof by any governmental or quasi-governmental authority, central bank or comparable agency charged with the interpretation or administration thereof, or compliance by any Lender or applicable Lending Installation with any request or directive (whether or not having the force of law) of any such authority, central bank or comparable agency:

(i)   subjects any Lender or any applicable Lending Installation to any Taxes, or changes the basis of taxation of payments (other than with respect to Excluded Taxes) to any Lender in respect of its LIBOR Loans, or

(ii)   imposes or increases or deems applicable any reserve, assessment, insurance charge, special deposit or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Lender or any applicable Lending Installation (other than reserves and assessments taken into account in determining the interest rate applicable to Fixed Rate Advances), or

(iii)   imposes any other condition the result of which is to increase the cost to any Lender or any applicable Lending Installation of making, funding or maintaining its Fixed Rate Loans, or reduces any amount receivable by any Lender or any applicable Lending Installation in connection with its Fixed Rate Loans, or requires any Lender or any applicable Lending Installation to make any payment calculated by reference to the amount of Fixed Rate Loans, by an amount deemed material by such Lender as the case may be,

and the result of any of the foregoing is to increase the cost to such Lender or applicable Lending Installation, as the case may be, of making or maintaining its Fixed Rate Loans or Commitment or to reduce the return received by such Lender or applicable Lending Installation in connection with such Fixed Rate Loans or Commitment, then, within 15 days of demand by such Lender or the Borrowers shall pay such Lender such additional amount or amounts as will compensate such Lender for such increased cost or reduction in amount received.

3.2   Changes in Capital Adequacy Regulations. If a Lender in good faith determines the amount of capital required or expected to be maintained by such Lender, any Lending Installation of such Lender or any corporation controlling such Lender is increased as a result of a Change (as hereinafter defined), then, within 15 days of demand by such Lender, the Borrowers shall pay such Lender the amount necessary to compensate for any shortfall in the rate of return on the portion of such increased capital which such Lender in good faith determines is attributable to this Agreement, its outstanding credit exposure hereunder or its obligation to make Loans hereunder (after taking into account such Lender's policies as to capital adequacy). "Change" means (i) any change after the date of this Agreement in the Risk-Based Capital Guidelines (as hereinafter defined) or (ii) any adoption of or change in any other law, governmental or quasi-governmental rule, regulation, policy, guideline, interpretation, or directive (whether or not having the force of law) after the date of this Agreement which affects the amount of capital required or expected to be maintained by any Lender or any Lending Installation or any corporation controlling any Lender. "Risk-Based Capital Guidelines" means (i) the risk-based capital guidelines in effect in the United States on the date of this Agreement, including transition rules, and (ii) the corresponding capital regulations promulgated by regulatory authorities outside the United States implementing the July 1988 report of the Basle Committee on Banking Regulation and Supervisory Practices Entitled "International Convergence of Capital Measurements and Capital Standards," including transition rules, and any amendments to such regulations adopted prior to the date of this Agreement.

3.3   Availability of Types of Advances. If any Lender in good faith determines that maintenance of any of its Fixed Rate Loans at a suitable Lending Installation would violate any applicable law, rule, regulation or directive, whether or not having the force of law, the Administrative Agent shall, with written notice to Borrowers, suspend the availability of the affected Type of Advance and require any Fixed Rate Advances of the affected Type to be repaid; or if the Required Lenders in good faith determine that (i) deposits of a type or maturity appropriate to match fund Fixed Rate Advances are not available, the Administrative Agent shall, with written notice to Borrowers, suspend the availability of the affected Type of Advance with respect to any Fixed Rate Advances made after the date of any such determination, or (ii) an interest rate applicable to a Type of Advance does not accurately reflect the cost of making a Fixed Rate Advance of such Type, then, if for any reason whatsoever the provisions of Section 3.1 are inapplicable, the Administrative Agent shall, with written notice to Borrower, suspend the availability of the affected Type of Advance with respect to any Fixed Rate Advances made after the date of any such determination. If the Borrowers are required to so repay a Fixed Rate Advance, the Borrowers may concurrently with such repayment borrow from the Lenders, in the amount of such repayment, a Loan bearing interest at the Alternate Base Rate.

3.4   Funding Indemnification. If any payment of a ratable Fixed Rate Advance occurs on a date which is not the last day of the applicable Interest Period, whether because of acceleration, prepayment or otherwise, or a ratable Fixed Rate Advance is not made on the date specified by the Borrowers for any reason other than default by the Lenders or as a result of unavailability pursuant to Section 3.3, the Borrowers will indemnify each Lender for any loss or cost incurred by it resulting therefrom, including, without limitation, any loss or cost (incurred or expected to be incurred) in liquidating or employing deposits acquired to fund or maintain the ratable Fixed Rate Advance and shall pay all such losses or costs within fifteen (15) days after written demand therefor. The parties hereto agree that although the calculation of the losses and costs due pursuant to this Section 3.4 will be based on the applicable Fixed Rate for the Fixed Rate Advance being repaid prior to the end of the applicable Interest Period, a change to the Applicable Margin pursuant to the terms of this Agreement without a change to the applicable LIBOR Base Rate shall not constitute the payment of a ratable Fixed Rate Advance which would result in breakage costs under the terms of this Section 3.4.

3.5   Taxes.

(i)   All payments by the Borrowers to or for the account of any Lender or the Administrative Agent hereunder or under any Note shall be made free and clear of and without deduction for any and all Taxes. If the Borrowers shall be required by law to deduct any Taxes from or in respect of any sum payable hereunder to any Lender or the Administrative Agent, (a) the sum payable shall be increased as necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 3.5) such Lender or the Administrative Agent (as the case may be) receives an amount equal to the sum it would have received had no such deductions been made, (b) the Borrowers shall make such deductions, (c) the Borrowers shall pay the full amount deducted to the relevant authority in accordance with applicable law and (d) the Borrowers shall furnish to the Administrative Agent the original copy of a receipt evidencing payment thereof within 30 days after such payment is made.

(ii)   In addition, the Borrowers hereby agree to pay any present or future stamp or documentary taxes and any other excise or property taxes, charges or similar levies which arise from any payment made hereunder or under any Note or from the execution or delivery of, or otherwise with respect to, this Agreement or any Note ("Other Taxes").

(iii)   The Borrowers hereby agree to indemnify the Administrative Agent and each Lender for the full amount of Taxes or Other Taxes (including, without limitation, any Taxes or Other Taxes imposed on amounts payable under this Section 3.5) paid by the Administrative Agent or such Lender and any liability (including penalties, interest and expenses) arising therefrom or with respect thereto. Payments due under this indemnification shall be made within 30 days of the date the Administrative Agent or such Lender makes demand therefor pursuant to Section 3.6.

(iv)   Each Lender that is not incorporated under the laws of the United States of America or a state thereof (each a "Non-U.S. Lender") agrees that it will, not more than ten Business Days after the date of this Agreement, (i) deliver to each of the Borrowers and the Administrative Agent two duly completed copies of United States Internal Revenue Service Form W-8BEN or W-8ECI, certifying in either case that such Lender is entitled to receive payments under this Agreement without deduction or withholding of any United States federal income taxes, and (ii) deliver to each of the Borrowers and the Administrative Agent a United States Internal Revenue Form W-8 or W-9, as the case may be, and certify that it is entitled to an exemption from United States backup withholding tax. Each Non-U.S. Lender further undertakes to deliver to each of the Borrowers and the Administrative Agent (x) renewals or additional copies of such form (or any successor form) on or before the date that such form expires or becomes obsolete, and (y) after the occurrence of any event requiring a change in the most recent forms so delivered by it, such additional forms or amendments thereto as may be reasonably requested by the Borrowers or the Administrative Agent. All forms or amendments described in the preceding sentence shall certify that such Lender is entitled to receive payments under this Agreement without deduction or withholding of any United States federal income taxes, *unless* an event (including without limitation any change in treaty, law or regulation) has occurred prior to the date on which any such delivery would otherwise be required which renders all such forms inapplicable or which would prevent such Lender from duly completing and delivering any such form or amendment with respect to it and such Lender advises the Borrowers and the Administrative Agent that it is not capable of receiving payments without any deduction or withholding of United States federal income tax.

(v)   For any period during which a Non-U.S. Lender has failed to provide the Borrowers with an appropriate form pursuant to clause (iv), above (unless such failure is due to a change in treaty, law or regulation, or any change in the interpretation or administration thereof by any governmental authority, occurring subsequent to the date on which a form originally was required to be provided), such Non-U.S. Lender shall not be entitled to indemnification under this Section 3.5 with respect to Taxes imposed by the United States.

(vi)   Any Lender that is entitled to an exemption from or reduction of withholding tax with respect to payments under this Agreement or any Note pursuant to the law of any relevant jurisdiction or any treaty shall deliver to the Borrowers (with a copy to the Administrative Agent), at the time or times prescribed by applicable law, such properly completed and executed documentation prescribed by applicable law as will permit such payments to be made without withholding or at a reduced rate following receipt of such documentation.

(vii)   If the U.S. Internal Revenue Service or any other governmental authority of the United States or any other country or any political subdivision thereof asserts a claim that the Administrative Agent did not properly withhold tax from amounts paid to or for the account of any Lender (because the appropriate form was not delivered or properly completed, because such Lender failed to notify the Administrative Agent of a change in circumstances which rendered its exemption from withholding ineffective, or for any other reason), such Lender shall indemnify the Administrative Agent fully for all amounts paid, directly or indirectly, by the Administrative Agent as tax, withholding therefor, or otherwise, including penalties and interest, and including taxes imposed by any jurisdiction on amounts payable to the Administrative Agent under this subsection, together with all costs and expenses related thereto (including attorneys fees and time charges of attorneys for the Administrative Agent, which attorneys may be employees of the Administrative Agent). The obligations of the Lenders under this Section 3.5(vii) shall survive the payment of the Obligations and termination of this Agreement and any such Lender obligated to indemnify the Administrative Agent shall not be entitled to indemnification from the Borrowers with respect to such amounts, whether pursuant to this Article or otherwise, except to the extent the Borrowers participated in the actions giving rise to such liability.

3.6   Lender Statements; Survival of Indemnity. To the extent reasonably possible, each Lender shall designate an alternate Lending Installation with respect to its Fixed Rate Loans to reduce any liability of the Borrowers to such Lender under Sections 3.1, 3.2 and 3.5 or to avoid the unavailability of Fixed Rate Advances under Section 3.3, so long as such designation is not, in the reasonable judgment of such Lender, disadvantageous to such Lender. Each Lender shall deliver a written statement of such Lender to the Borrowers (with a copy to the Administrative Agent) as to the amount due, if any, under Sections 3.1, 3.2, 3.4 or 3.5. Such written statement shall set forth in reasonable detail the calculations upon which such Lender determined such amount and shall be final, conclusive and binding on the Borrowers in the absence of manifest error. Determination of amounts payable under such Sections in connection with a Fixed Rate Loan shall be calculated as though each Lender funded its Fixed Rate Loan through the purchase of a deposit of the type and maturity corresponding to the deposit used as a reference in determining the Fixed Rate applicable to such Loan, whether in fact that is the case or not. Unless otherwise provided herein, the amount specified in the written statement of any Lender shall be payable on demand after receipt by the Borrowers of such written statement. The obligations of the Borrowers under Sections 3.1, 3.2, 3.4 and 3.5 shall survive payment of the Obligations and termination of this Agreement.

ARTICLE IV

CONDITIONS PRECEDENT

4.1   Initial Advance. The Lenders shall not be required to make the initial Advance hereunder unless (a) the Borrowers shall, prior to or concurrently with such initial Advance, have paid all fees due and payable to the Lenders and the Administrative Agent hereunder, and (b) the Borrowers shall have furnished to the Administrative Agent, with sufficient copies for the Lenders, the following:

(i)   The duly executed originals of the Loan Documents, including the Notes, payable to the order of each of the Lenders, this Agreement, and the Subordination Agreement;

(ii)   (A) Certificates of good standing for the Borrowers, certified by the appropriate governmental officer and dated not more than thirty (30) days prior to the Agreement Execution Date, and (B) foreign qualification certificates for the Borrowers and certified by the appropriate governmental officer and dated not more than two years prior to the Agreement Execution Date (with telephonic updates as practical not more than 10 days prior to the Agreement Execution Date), for each other jurisdiction where the failure of the Borrowers to so qualify or be licensed (if required) would have a Material Adverse Effect;

(iii)   Copies of the formation documents (including code of regulations, if appropriate) of the Borrowers, certified by an officer of the Borrower, together with all amendments thereto;

(iv)   Incumbency certificates, executed by officers of the Borrowers, which shall identify by name and title and bear the signature of the Persons authorized to sign the Loan Documents and to make borrowings hereunder on behalf of the Borrowers, upon which certificate the Administrative Agent and the Lenders shall be entitled to rely until informed of any change in writing by the Borrowers;

(v)   Incumbency certificate, executed by an officer of the Advisor, which shall identify by name and title and bear the signature of the Person authorized to sign the Subordination Agreement;

(vi)   Copies, certified by a Secretary or an Assistant Secretary of the REIT on behalf of the Borrowers, of the Board of Directors' resolutions (and resolutions of other bodies, if any are reasonably deemed necessary by counsel for any Lender) authorizing the Advances provided for herein, with respect to the Borrowers, and the execution, delivery and performance of the Loan Documents to be executed and delivered by the Borrowers hereunder;

(vii)   A written opinion of the Borrowers' counsel, addressed to the Lenders in substantially the form of Exhibit H hereto or such other form as the Administrative Agent may reasonably approve;

(viii)   A certificate, signed by an officer of the REIT on behalf of the Borrowers, stating that on the initial Borrowing Date no Default or Unmatured Default has occurred and is continuing and that all representations and warranties of the Borrowers are true and correct as of the initial Borrowing Date provided that such certificate is in fact true and correct;

(ix)   The most recent financial statements of the Borrowers;

(x)   UCC financing statement, judgment, and tax lien searches with respect to the Borrowers from the States of organization and principal place of business;

(xi)   Written money transfer instructions, in substantially the form of Exhibit E hereto, addressed to the Administrative Agent and signed by an Authorized Officer, together with such other related money transfer authorizations as the Administrative Agent may have reasonably requested;

(xii)   A pro forma compliance certificate in the form of Exhibit C as of December 31, 2002, executed by the chief financial officer or chief accounting officer of the REIT prepared on the assumption that the other Indebtedness of Borrowers, if any, being repaid by the initial Advance hereunder was replaced by Advances hereunder for the period covered by such certificate;

(xiii)   Sample documentation used by Borrowers in connection with First Mortgage Receivables transactions;

(xiv)   Evidence that all upfront fees due to each of the Lenders under the terms of their respective commitment letters have been paid, or will be paid out of the proceeds of the initial Advance hereunder; and

(xv)   Such other documents as any Lender or its counsel may have reasonably requested, the form and substance of which documents shall be reasonably acceptable to the parties and their respective counsel.

4.2   Each Advance. The Lenders shall not be required to make any Advance unless on the applicable Borrowing Date:

(i)   There exists no Default or Unmatured Default;

(ii)   The representations and warranties contained in Article V are true and correct as of such Borrowing Date with respect to Borrowers, except to the extent any such representation or warranty is stated to relate solely to an earlier date, in which case such representation or warranty shall be true and correct on and as of such earlier date; and

(iii)   All legal matters incident to the making of such Advance shall be satisfactory to the Lenders and their counsel.

Each Borrowing Notice with respect to each such Advance shall constitute a representation and warranty by the Borrowers that the conditions contained in Sections 4.2(i) and (ii) have been satisfied. Any Lender may require a duly completed Compliance Certificate in substantially the same form of the Certificate attached as Exhibit C.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

The Borrowers represent and warrant to the Lenders that:

5.1   Existence. The REIT is a corporation duly organized and validly existing under the laws of the State of Maryland, and the Operating Partnership is a limited partnership duly organized and validly existing under the laws of the State of Illinois. Each of the Borrowers has its principal place of business in Oak Brook, Illinois and is duly qualified as a foreign entity, properly licensed (if required), in good standing and has all requisite authority to conduct its business in each jurisdiction in which its business is conducted, except where the failure to be so qualified, licensed and in good standing and to have the requisite authority would not have a Material Adverse Effect. Each of Borrowers' Subsidiaries is duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite authority to conduct its business in each jurisdiction in which its business is conducted.

5.2   Authorization and Validity. The Borrowers have the corporate or partnership, as the case may be, power and authority and legal right to execute and deliver the Loan Documents and to perform their respective obligations thereunder. The execution and delivery by the Borrowers of the Loan Documents and the performance of their obligations thereunder have been duly authorized by proper corporate proceedings, and the Loan Documents constitute legal, valid and binding obligations of the Borrowers enforceable against the Borrowers in accordance with their terms, except as enforceability may be limited by bankruptcy, insolvency or similar laws affecting the enforcement of creditors' rights generally.

5.3   No Conflict; Government Consent. Neither the execution and delivery by the Borrowers of the Loan Documents, nor the consummation of the transactions therein contemplated, nor compliance with the provisions thereof will violate any law, rule, regulation, order, writ, judgment, injunction, decree or award binding on the Borrowers or any of their Subsidiaries or any Borrower's or any Subsidiary's articles of incorporation, by-laws, or operating agreement, or the provisions of any indenture, instrument or agreement to which any Borrower or any of its Subsidiaries is a party or is subject, or by which it, or its Property, is bound, or conflict with or constitute a default thereunder, except where such violation, conflict or default would not have a Material Adverse Effect, or result in the creation or imposition of any Lien in, of or on the Property of a Borrower or a Subsidiary pursuant to the terms of any such indenture, instrument or agreement. No order, consent, approval, license, authorization, or validation of, or filing, recording or registration with, or exemption by, any governmental or public body or authority, or any subdivision thereof, is required to authorize, or is required in connection with the execution, delivery and performance of, or the legality, validity, binding effect or enforceability of, any of the Loan Documents other than the filing of a copy of this Agreement.

5.4   Financial Statements; Material Adverse Effect. All consolidated financial statements of the Borrowers and their Subsidiaries heretofore or hereafter delivered to the

Lenders were prepared in accordance with GAAP in effect on the preparation date of such statements and fairly present in all material respects the consolidated financial condition and operations of the Borrowers and their Subsidiaries at such date and the consolidated results of their operations for the period then ended, subject, in the case of interim financial statements, to normal and customary year-end adjustments. From the preparation date of the most recent financial statements delivered to the Lenders through the Agreement Execution Date, there was no change in the business, properties, or condition (financial or otherwise) of the Borrowers and their Subsidiaries which could reasonably be expected to have a Material Adverse Effect.

5.5   Taxes. The Borrowers and their Subsidiaries have filed all United States federal tax returns and all other tax returns which are required to be filed and have paid all taxes due pursuant to said returns or pursuant to any assessment received by the Borrowers or any of its Subsidiaries except such taxes, if any, as are being contested in good faith and as to which adequate reserves have been provided. No tax liens have been filed and no claims are being asserted with respect to such taxes. The charges, accruals and reserves on the books of the Borrowers and their Subsidiaries in respect of any taxes or other governmental charges are adequate.

5.6   Litigation and Guarantee Obligations. Except as set forth on Schedule 3 hereto or as set forth in written notice to the Administrative Agent from time to time, there is no litigation, arbitration, governmental investigation, proceeding or inquiry pending or, to the knowledge of any of their officers, threatened against or affecting the Borrowers or any of their Subsidiaries which could reasonably be expected to have a Material Adverse Effect. The Borrowers have no material contingent obligations not provided for or disclosed in the financial statements referred to in Section 6.1 or as set forth in written notices to the Administrative Agent given from time to time after the Agreement Execution Date on or about the date such material contingent obligations are incurred.

5.7   Subsidiaries. Schedule 1 hereto contains, an accurate list of all Subsidiaries of the Borrowers, setting forth their respective jurisdictions of incorporation or formation (if requested by the Administrative Agent) and the percentage of their respective capital stock or partnership or membership interest owned by the Borrowers or other Subsidiaries if it is not a Wholly-Owned Subsidiary. All of the issued and outstanding shares of capital stock of such Subsidiaries that are corporations have been duly authorized and issued and are fully paid and non-assessable.

5.8   ERISA. The Unfunded Liabilities of all Single Employer Plans do not in the aggregate exceed $1,000,000. Neither Borrower nor any other member of the Controlled Group has incurred, or is reasonably expected to incur, any withdrawal liability to Multiemployer Plans in excess of $250,000 in the aggregate. Each Plan complies in all material respects with all applicable requirements of law and regulations, no Reportable Event has occurred with respect to any Plan, neither Borrower nor any other members of the Controlled Group has withdrawn from any Plan or initiated steps to do so, and no steps have been taken to reorganize or terminate any Plan.

5.9   Accuracy of Information. No information, exhibit or report furnished by the Borrowers or any of their Subsidiaries to the Administrative Agent or to any Lender in connection with the negotiation of, or compliance with, the Loan Documents contained any material misstatement of fact or omitted to state a material fact or any fact necessary to make the statements contained therein not misleading.

5.10   Regulation U. The Borrowers have not used the proceeds of any Advance to buy or carry any margin stock (as defined in Regulation U) in violation of the terms of this Agreement.

5.11   Material Agreements. Neither of the Borrowers nor any Subsidiary is a party to any agreement or instrument or subject to any charter or other corporate restriction which could reasonably be expected to have a Material Adverse Effect. Neither Borrower nor any Subsidiary is in default in the performance, observance or fulfillment of any of the obligations, covenants or conditions contained in (i) any agreement to which it is a party, which default could have a Material Adverse Effect, or (ii) any agreement or instrument evidencing or governing Indebtedness, which default would constitute a Default hereunder.

5.12   Compliance With Laws. The Borrowers and their Subsidiaries have complied with all applicable statutes, rules, regulations, orders and restrictions of any domestic or foreign government or any instrumentality or agency thereof, having jurisdiction over the conduct of their respective businesses or the ownership of their respective Property, except for any non-compliance which would not have a Material Adverse Effect. Neither Borrower nor any Subsidiary has received any notice to the effect that its operations are not in material compliance with any of the requirements of applicable federal, state and local environmental, health and safety statutes and regulations or the subject of any federal or state investigation evaluating whether any remedial action is needed to respond to a release of any toxic or hazardous waste or substance into the environment, which non-compliance or remedial action could have a Material Adverse Effect.

5.13   Ownership of Properties. On the date of this Agreement, the Borrowers and their Subsidiaries will have good and marketable title, free of all Liens other than those permitted by Section 6.16, to all of the Property and assets reflected in the financial statements as owned by it.

5.14   Investment Company Act. Neither of the Borrowers nor any Subsidiary is an "investment company" or a company "controlled" by an "investment company", within the meaning of the Investment Company Act of 1940, as amended.

5.15   Public Utility Holding Company Act. Neither of the Borrowers nor any Subsidiary is a "holding company" or a "subsidiary company" of a "holding company", or an "affiliate" of a "holding company" or of a "subsidiary company" of a "holding company", within the meaning of the Public Utility Holding Company Act of 1935, as amended.

5.16   Solvency.

(i)   Immediately after the Agreement Execution Date and immediately following the making of each Loan and after giving effect to the application of the proceeds of such Loans, (a) the fair value of the assets of the Borrowers and their Subsidiaries on a consolidated basis, at a fair valuation, will exceed the debts and liabilities, subordinated, contingent or otherwise, of the Borrowers and their Subsidiaries on a consolidated basis; (b) the present fair saleable value of the Property of the Borrowers and their Subsidiaries on a consolidated basis will be greater than the amount that will be required to pay the probable liability of the Borrowers and their Subsidiaries on a consolidated basis on their debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured; (c) the Borrowers and their Subsidiaries on a consolidated basis will be able to pay their debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured; and (d) the Borrowers and their Subsidiaries on a consolidated basis will not have unreasonably small capital with which to conduct the businesses in which they are engaged as such businesses are now conducted and are proposed to be conducted after the date hereof.

(ii)   Each Borrower does not intend to, or to permit any of its Subsidiaries to, and do not believe that it or any of its Subsidiaries will, incur debts beyond its ability to pay such debts as they mature, taking into account the timing of and amounts of cash to be received by it or any such Subsidiary and the timing of the amounts of cash to be payable on or in respect of its Indebtedness or the Indebtedness of any such Subsidiary.

5.17   <u>Insurance</u> The Borrowers and their Subsidiaries carry insurance on their Projects with financially sound and reputable insurance companies, in such amounts, with such deductibles and covering such risks as are customarily carried by companies engaged in similar businesses and owning similar Projects in localities where the Borrowers and their Subsidiaries operate, including, without limitation:

(i)   Property and casualty insurance (including coverage for flood and other water damage for any Project located within a 100-year flood plain) in the amount of the replacement cost of the improvements at the Project (to the extent replacement cost insurance is maintained by companies engaged in similar business and owning similar properties);

(ii)   Builder's risk insurance for any Project under construction in the amount of the construction cost of such Project;

(iii)   Loss of rental income insurance in the amount not less than one year's gross revenues from the Projects; and

(iv)   Comprehensive general liability or umbrella insurance in the amount of $20,000,000 per occurrence.

5.18   <u>REIT Status</u>. The REIT is qualified as a real estate investment trust under Section 856 of the Code and currently is in compliance in all material respects with all provisions of the Code applicable to the qualification of the REIT as a real estate investment trust.

5.19   <u>Environmental Matters</u>. Each of the following representations and warranties is true and correct on and as of the Agreement Execution Date except as disclosed on <u>Schedule 4</u> attached hereto and to the extent that the facts and circumstances giving rise to any such failure to be so true and correct, in the aggregate, could not reasonably be expected to have a Material Adverse Effect:

(a)   To the best knowledge of the Borrowers, the Projects of the Borrowers and their Subsidiaries do not contain any Materials of Environmental Concern in amounts or concentrations which constitute a violation of, or could reasonably give rise to liability of the Borrowers or any Subsidiary under, Environmental Laws.

(b)   To the best knowledge of the Borrowers, (i) the Projects of the Borrowers and their Subsidiaries and all operations at the Projects are in compliance with all applicable Environmental Laws, and (ii) with respect to all

Projects owned by a Borrower and/or its Subsidiaries (x) for at least two (2) years, have in the last two years, or (y) for less than two (2) years, have for such period of ownership, been in compliance in all material respects with all applicable Environmental Laws.

(c)   Neither of the Borrowers nor any of their Subsidiaries has received any notice of violation, alleged violation, non-compliance, liability or potential liability regarding environmental matters or compliance with Environmental Laws with regard to any of the Projects, nor does either Borrower have knowledge or reason to believe that any such notice will be received or is being threatened.

(d)   To the best knowledge of the Borrowers, Materials of Environmental Concern have not been transported or disposed of from the Projects of the Borrowers and their Subsidiaries in violation of, or in a manner or to a location which could reasonably give rise to liability of the Borrowers or any Subsidiary under, Environmental Laws, nor have any Materials of Environmental Concern been generated, treated, stored or disposed of at, on or under any of the Projects of the Borrowers and their Subsidiaries in violation of, or in a manner that could give rise to liability of the Borrowers or any Subsidiary under, any applicable Environmental Laws.

(e)   No judicial proceedings or governmental or administrative action is pending, or, to the knowledge of the Borrowers, threatened, under any Environmental Law to which the Borrowers or any of their Subsidiaries is or, to the Borrowers' knowledge, will be named as a party with respect to the Projects of the Borrowers and their Subsidiaries, nor are there any consent decrees or other decrees, consent orders, administrative order or other orders, or other administrative of judicial requirements outstanding under any Environmental Law with respect to the Projects of the Borrowers and their Subsidiaries.

(f)   To the best knowledge of the Borrowers, there has been no release or threat of release of Materials of Environmental Concern at or from the Projects of the Borrowers and their Subsidiaries, or arising from or related to the operations of the Borrowers and their Subsidiaries in connection with the Projects in violation of or in amounts or in a manner that could give rise to liability under Environmental Laws.

ARTICLE VI

COVENANTS

During the term of this Agreement, unless the Required Lenders shall otherwise consent in writing:

6.1   <u>Financial Reporting</u>. The Borrowers will maintain for the Consolidated Group a system of accounting established and administered in accordance with GAAP, and furnish to the Lenders:

(i)   As soon as available, but in any event not later than 50 days after the close of each fiscal quarter, for the Borrowers and their Subsidiaries, an unaudited consolidated balance sheet as of the close of each such period and the related unaudited consolidated statements of income and retained earnings and of cash flows of the Borrowers and their Subsidiaries for such period and the portion of the fiscal year through the end of such period, setting forth in each case in comparative form the figures for the previous year, all certified by the chief financial officer or chief accounting officer of the REIT;

(ii)   As soon as available, but in any event not later than 50 days after the close of each fiscal quarter, for the Borrowers and their Subsidiaries, the following reports in form and substance reasonably satisfactory to the Administrative Agent, all certified by the chief financial officer or chief accounting officer of the REIT: a statement of Funds From Operations, an operating statement for each individual Project (if specifically requested by Administrative Agent), a statement detailing Consolidated Outstanding Indebtedness, Adjusted Annual EBITDA, a listing of capital expenditures, a report listing and describing all Projects, including their net operating income, cash flow, cost and secured or unsecured Indebtedness assumed in connection with such acquisition, if any, summary Project information to include square footage, occupancy, Net Operating Income, anchor lease terms, sales (to the extent sales information is reported) and such other information on all Projects as may be reasonably requested;

(iii)   As soon as available, but in any event not later than 95 days after the close of each fiscal year, for the Borrowers and their Subsidiaries, audited financial statements, including a consolidated balance sheet as at the end of such year and the related consolidated statements of income and retained earnings and of cash flows for such year, setting forth in each case in comparative form the figures for the previous year, without a "going concern" or like qualification or exception, or qualification arising out of the scope of the audit, prepared by independent certified public accountants of nationally recognized standing reasonably acceptable to Administrative Agent;

(iv)   As soon as available, but in any event not later than 95 days after the close of each fiscal year, for the Borrowers and their Subsidiaries, a statement detailing the contributions to Adjusted Annual EBITDA from each individual Project for the prior fiscal year in form and substance reasonably satisfactory to the Administrative Agent, certified by the entity's chief financial officer or chief accounting officer;

(v)   Together with the quarterly and annual financial statements required hereunder, a compliance certificate in substantially the form of Exhibit C hereto signed by the Borrower's chief financial officer or chief accounting officer showing the calculations and computations necessary to determine compliance with this Agreement and stating that, to such officer's knowledge, no Default or Unmatured Default exists, or if, to such officer's knowledge, any Default or Unmatured Default exists, stating the nature and status thereof;

(vi)   As soon as possible and in any event within 10 days after a responsible officer of a Borrower knows that any Reportable Event has occurred with respect to any Plan, a statement, signed by the chief financial officer of the REIT, describing said Reportable Event and the action which the Borrowers propose to take with respect thereto;

(vii)   As soon as possible and in any event within 10 days after receipt by a responsible officer of a Borrower, a copy of (a) any notice or claim to the effect that such Borrower or any of its Subsidiaries is or may be liable to any Person as a result of the release by such Borrower, any of its Subsidiaries, or any other Person of any toxic or hazardous waste or substance into the environment, and (b) any notice alleging any violation of any federal, state or local environmental, health or safety law or regulation by such Borrower or any of its Subsidiaries, which, in either case, could have a Material Adverse Effect;

(viii)   Promptly upon the furnishing thereof to the shareholders of the Borrowers, copies of all financial statements, reports and proxy statements so furnished; and

(ix)   Such other information (including, without limitation, financial statements for the Borrowers and non-financial information) as the Administrative Agent or any Lender may from time to time reasonably request.

6.2   Use of Proceeds. The Borrowers will, and will cause each of their Subsidiaries to, use the proceeds of the Advances to finance the Borrower's acquisition of Projects, for working capital, and for other lawful purposes in compliance with real estate investment fund requirements. The Borrowers will not, nor will they permit any Subsidiary to, use any of the proceeds of the Advances (i) to purchase or carry any "margin stock" (as defined in Regulation U) if such usage could constitute a violation of Regulation U by any Lender, (ii) to fund any purchase of, or offer for, any Capital Stock of any Person, unless such Person has consented to such offer prior to any public announcements relating thereto, or (iii) to make any Acquisition other than a Permitted Acquisition.

6.3   Notice of Default. The Borrowers will give, and will cause each of their Subsidiaries to give, prompt notice in writing to the Administrative Agent and the Lenders of the occurrence of any Default or Unmatured Default and of any other development, financial or otherwise (including the filing of material litigation), which could reasonably be expected to have a Material Adverse Effect.

6.4   Conduct of Business. The Borrowers will do, and will cause each of their Subsidiaries to do, all things necessary to remain duly incorporated or duly qualified, validly existing and in good standing as a real estate investment trust, corporation, general partnership, limited partnership, or limited liability company, as the case may be, in its jurisdiction of incorporation/formation (except with respect to mergers permitted pursuant to Section 6.12 and Permitted Acquisitions) and maintain all requisite authority to conduct its business in each jurisdiction in which its business is conducted and to carry on and conduct their businesses in substantially the same manner as they are presently conducted where the failure to do so could reasonably be expected to have a Material Adverse Effect and, specifically, neither the Borrower nor its Subsidiaries may undertake any business other than the acquisition, development, ownership, management, operation and leasing of retail, office or industrial properties, and ancillary businesses specifically related to such types of properties. During the term of the Facility, at all times at least 95% of the Consolidated Group's Projects must be Projects which are wholly owned in fee simple.

6.5   Taxes. The Borrowers will pay, and will cause each of their Subsidiaries to pay, when due all taxes, assessments and governmental charges and levies upon them of their income, profits or Projects, except those which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves have been set aside.

6.6   Insurance. The Borrowers will, and will cause each of their Subsidiaries to, maintain insurance which is consistent with the representation contained in Section 5.17 on all their Property and the Borrowers will furnish to any Lender upon reasonable request full information as to the insurance carried.

6.7   Compliance with Laws.   The Borrowers will, and will cause each of their Subsidiaries to, comply with all laws, rules, regulations, orders, writs, judgments, injunctions, decrees or awards to which they may be subject, the violation of which could reasonably be expected to have a Material Adverse Effect.

6.8   Maintenance of Properties.   The Borrowers will, and will cause each of their Subsidiaries to, do all things necessary to maintain, preserve, protect and keep their respective Projects and Properties, reasonably necessary for the continuous operation of the Projects, in good repair, working order and condition, ordinary wear and tear excepted.

6.9   Inspection.   The Borrowers will, and will cause each of their Subsidiaries to, permit the Lenders upon reasonable notice, by their respective representatives and agents, to inspect any of the Projects, corporate books and financial records of the Borrowers and each of their Subsidiaries, to examine and make copies of the books of accounts and other financial records of the Borrowers and each of their Subsidiaries, and to discuss the affairs, finances and accounts of the Borrowers and each of their Subsidiaries with officers thereof, and to be advised as to the same by, their respective officers at such reasonable times and intervals as the Lenders may designate.

6.10   Maintenance of Status.   The Borrowers shall at all times maintain its status as a real estate investment trust in compliance with all applicable provisions of the Code relating to such status.

6.11   Dividends.   Provided there is no then-existing Default or (after notice thereof to Borrower) Unmatured Default hereunder, the Borrowers and their Subsidiaries shall be permitted to declare and pay dividends on their Capital Stock from time to time in amounts determined by Borrowers, provided, however, that in no event shall Borrowers declare or pay dividends on their Capital Stock (including distributions actually made with respect to gains on property sales) (i) if such dividends paid on account of the then-current fiscal quarter and the three immediately preceding fiscal quarters, would exceed 110% of Funds From Operations (adjusted to exclude from the calculation of Funds From Operations any non-cash charge to the income statement which reduces the cost basis of a Property) for such period. Notwithstanding the foregoing, the Borrowers shall be permitted at all times to distribute (i) whatever amount of dividends is necessary to maintain its tax status as a real estate investment trust.

6.12   Merger; Sale of Assets.   Each Borrower will not, nor will it permit any of its Subsidiaries to, enter into any merger (other than mergers in which such entity is the survivor and mergers of Subsidiaries (but not a Borrower) as part of transactions that are Permitted Acquisitions provided that following such merger the target entity becomes a Wholly-Owned Subsidiary of Borrower), consolidation, reorganization or liquidation or transfer or otherwise dispose of all or a Substantial Portion of their Properties, except for (a) such transactions that occur between Wholly-Owned Subsidiaries or between Borrower and a Wholly-Owned Subsidiary and (b) mergers solely to change the jurisdiction of organization of a Subsidiary, provided that, in any event, approval in advance by the Required Lenders shall be required for transfer or disposition in any quarter of assets with an aggregate value greater than 10% of Total Asset Value, or any merger resulting in an increase to the Total Asset Value of more than 25%. Regardless of whether approval of the Required Lenders is necessary, for any sale, merger, or transfer of any property or partnership interest which causes the aggregate value of such transactions in a single calendar quarter to exceed $50,000,000, Borrowers will give prior notice to the Administrative Agent and a pro-forma compliance certificate based on the results of such transaction demonstrating compliance with the covenants contained herein.

6.13   INTENTIONALLY DELETED.

6.14   Sale and Leaseback. The Borrowers will not, nor will they permit any of their Subsidiaries to, sell or transfer a Substantial Portion of its Property in order to concurrently or subsequently lease such Property as lessee.

6.15   Acquisitions and Investments. The Borrowers will not, nor will they permit any Subsidiary to, make or suffer to exist any Investments (including without limitation, loans and advances to, and other Investments in, Subsidiaries), or commitments therefor, or become or remain a partner in any partnership or joint venture, or to make any Acquisition of any Person, except:

(i)   Cash Equivalents and Marketable Securities;

(ii)   Investments in existing Subsidiaries, Investments in Subsidiaries formed for the purpose of developing or acquiring retail Properties, Investments in joint ventures and partnerships engaged solely in the business of purchasing, developing, owning, operating, leasing and managing retail properties;

(iii)   transactions permitted pursuant to Section 6.12;

(iv)   transactions permitted pursuant to Section 6.23;

(v)   Acquisitions of Persons whose primary operations consist of the ownership, development, operation and management of retail properties; and

(vi)   Acquisition of the Advisor and/or property management companies.

provided that, after giving effect to such Acquisitions and Investments, Borrowers continues to comply with all its covenants herein. Acquisitions permitted pursuant to this Section 6.15 shall be deemed to be "Permitted Acquisitions".

6.16   Liens. The Borrowers will not, nor will it permit any of their Subsidiaries to, create, incur, or suffer to exist any Lien in, of or on the Property of the Borrowers or any of their Subsidiaries, except:

(i)   Liens for taxes, assessments or governmental charges or levies on its Property if the same shall not at the time be delinquent or thereafter can be paid without penalty, or are being contested in good faith and by appropriate proceedings and for which adequate reserves shall have been set aside on its books;

(ii)   Liens imposed by law, such as carriers', warehousemen's and mechanics' liens and other similar liens arising in the ordinary course of business which secure payment of obligations not more than 60 days past due or which are being contested in good faith by appropriate proceedings and for which adequate reserves shall have been set aside on its books;

(iii) Liens arising out of pledges or deposits under workers' compensation laws, unemployment insurance, old age pensions, or other social security or retirement benefits, or similar legislation;

(iv) Easements, restrictions and such other encumbrances or charges against real property as are of a nature generally existing with respect to properties of a similar character and which do not in any material way affect the marketability of the same or interfere with the use thereof in the business of the Borrowers or their Subsidiaries;

(v) Second priority Liens on Projects existing on the date hereof which secure Indebtedness as described in Schedule 2 hereto; and

(vi) First priority Liens other than Liens described in subsections (i) through (iv) above arising in connection with any Indebtedness permitted hereunder to the extent such Liens will not result in a Default in any of Borrower's covenants herein.

Liens permitted pursuant to this Section 6.16 shall be deemed to be "Permitted Liens".

6.17 Affiliates. The Borrowers will not, nor will they permit any of their Subsidiaries to, enter into any transaction (including, without limitation, the purchase or sale of any Property or service) with, or make any payment or transfer to, any Affiliate except in the ordinary course of business and pursuant to the reasonable requirements of the Borrowers' or such Subsidiary's business and upon fair and reasonable terms no less favorable to the Borrowers or such Subsidiary than the Borrowers or such Subsidiary would obtain in a comparable arms-length transaction.

6.18 Financial Undertakings. The Borrowers will not enter into or remain liable upon, nor will they permit any Subsidiary to enter into or remain liable upon, any Financial Undertaking, except to the extent required to protect the Borrowers and their Subsidiaries against increases in interest payable by them under variable interest Indebtedness.

6.19 Variable Interest Indebtedness. The Borrowers and their Subsidiaries shall not at any time permit the outstanding principal balance of Indebtedness which bears interest at an interest rate that is not fixed through the maturity date of such Indebtedness to exceed thirty percent (30%) of Total Asset Value (such limit being reduced to twenty-five percent (25%) of Total Asset Value during the Extension Period), unless all of such Indebtedness in excess of such amount is subject to a Rate Management Transaction approved by the Administrative Agent that effectively converts the interest rate on such excess to a fixed rate.

6.20 Consolidated Net Worth. The Borrowers shall maintain a Consolidated Net Worth of not less than $821,679,808 plus eighty-five percent (85%) of the equity contributions or sales of treasury stock received by the Borrower after the Agreement Execution Date (provided that for this purpose, the required Consolidated Net Worth shall not be increased by the value of the Advisors or property management companies that may be acquired in exchange for the issuance of the stock in the REIT.

6.21 Indebtedness and Cash Flow Covenants. The Borrowers on a consolidated basis with its Subsidiaries shall not permit:

(i) any guaranteed or Recourse Indebtedness to exist, other than this Facility and up to $175,000,000 in the aggregate of other secured Project related Recourse

Indebtedness (such maximum amount being reduced to $125,000,000 if the Value of the Unencumbered Pool is less than $100,000,000 or the Leverage Ratio is greater than 55%), provided that no other single loan or facility may exceed $50,000,000;

(ii)   Adjusted Annual EBITDA to be less than 1.70 times annualized Implied Debt Service;

(iii)   The Leverage Ratio to be more than 60%.

6.22   Environmental Matters. Borrowers and their Subsidiaries shall:

(a)   Comply with, and use all reasonable efforts to ensure compliance by all tenants and subtenants, if any, with, all applicable Environmental Laws and obtain and comply with and maintain, and use all reasonable efforts to ensure that all tenants and subtenants obtain and comply with and maintain, any and all licenses, approvals, notifications, registrations or permits required by applicable Environmental Laws, except to the extent that failure to do so could not be reasonably expected to have a Material Adverse Effect; provided that in no event shall the Borrowers or their Subsidiaries be required to modify the terms of leases, or renewals thereof, with existing tenants (i) at Projects owned by the Borrowers or their Subsidiaries as of the date hereof, or (ii) at Projects hereafter acquired by the Borrowers or their Subsidiaries as of the date of such acquisition, to add provisions to such effect.

(b)   Conduct and complete all investigations, studies, sampling and testing, and all remedial, removal and other actions required under Environmental Laws and promptly comply in all material respects with all lawful orders and directives of all Governmental Authorities regarding Environmental Laws, except to the extent that (i) the same are being contested in good faith by appropriate proceedings and the pendency of such proceedings could not be reasonably expected to have a Material Adverse Effect, or (ii) the Borrowers have determined in good faith that contesting the same is not in the best interests of the Borrowers and their Subsidiaries and the failure to contest the same could not be reasonably expected to have a Material Adverse Effect.

(c)   Defend, indemnify and hold harmless Administrative Agent and each Lender, and their respective officers and directors, from and against any claims, demands, penalties, fines, liabilities, settlements, damages, costs and expenses of whatever kind or nature known or unknown, contingent or otherwise, arising out of, or in any way relating to the violation of, noncompliance with or liability under any Environmental Laws applicable to the operations of the Borrowers, their Subsidiaries or the Projects, or any orders, requirements or demands of Governmental Authorities related thereto, including, without limitation, attorney's and consultant's fees, investigation and laboratory fees, response costs, court costs and litigation expenses, except to the extent that any of the foregoing arise out of the gross negligence or willful misconduct of the party seeking indemnification therefor. This indemnity shall continue in full force and effect regardless of the termination of this Agreement.

(d)   Prior to the acquisition of a new Project after the Agreement Execution Date, perform or cause to be performed an environmental investigation which investigation shall at a minimum comply with the specifications and procedures attached hereto as Exhibit G. In connection with any such investigation, Borrowers shall cause to be prepared a report of such investigation, to be made available to any Lenders upon reasonable request, for informational purposes and to assure compliance with the specifications and procedures.

6.23   Permitted Investments. The Consolidated Group's activities shall be limited to acquiring retail properties and any business activities and investments incidental thereto (including ownership of public common stock of real estate investment trusts) except that the following Investments shall be permitted subject to the limits stated:

      (a)   Unimproved Land (under development or planned for development within twelve months) up to $10,000,000.

      (b)   First Mortgage Receivables (with each asset valued at the lower of its acquisition cost and its fair market value), up to fifteen percent (15%) of Total Asset Value.

      (c)   Investments in (i) Investment Affiliates and (ii) any entity which is not a Wholly-Owned Subsidiary (valued at the greater of the cash investment in that entity by Borrower or the portion of Total Asset Value attributable to such entity or its assets as the case may be), up to twenty percent (20%) of Total Asset Value.

      (d)   Construction in Progress/Improved Land (with each asset valued at the lower of its acquisition cost and its fair market value) up to fifteen percent (15%) of Total Asset Value.

      (e)   Investment in non-retail Properties, up to ten percent (10%) of Total Asset Value.

      (f)   The Consolidated Group's aggregate Investment in the above items (a)-(e) in the aggregate shall not at any time exceed thirty (30%) of Total Asset Value.

For purposes of this covenant, Borrower may make a good faith allocation of a mixed use Project as between retail and non-retail.

6.24   Minimum Average Occupancy. The Borrowers agree that the average economic occupancy of the overall portfolio of Projects (excluding Construction in Progress) owned by the Consolidated Group for each fiscal quarter shall exceed 85% of the average gross leaseable area of such portfolio for such fiscal quarter. As used herein, economic occupancy shall mean occupancy by a tenant other than an Excluded Tenant or a tenant which is more than sixty (60) days delinquent in the payment of its rent, provided that space in a Project which is subject to a master lease obligation of the Seller of such Project may be included in the calculation of economic occupancy even though no tenant is in occupancy provided that the amount of square feet of master leased space in a Project that is included as economically occupied space, does not exceed 15% of the total space in such Project considered to be economically occupied.

6.25   Limit on Cross-Collateralized Pools. The Borrowers agree not to enter any new debt agreements in excess of $50,000,000 per pool which would provide for cross-collateralization without the consent of the Administrative Agent.

6.26   Prohibited Encumbrances. Except as specified in Schedule 2, the Borrowers agree that neither the Borrowers nor any other members of the Consolidated Group shall (i) create or permit a Lien against any Project other than a single first-priority mortgage or deed of trust, (ii) create or permit a Lien on any Capital Stock or other ownership interests in any member of the Consolidated Group or any Investment Affiliate or (iii) enter into or be subject to any agreement governing any Indebtedness which constitutes a "negative pledge", an unencumbered asset covenant or other similar covenant or restriction which prohibits or limits the ability of Borrowers or any members of the Consolidated Group to sell or create Liens against any Projects (other than restrictions on further subordinate Liens on Projects already encumbered by a first-priority mortgage or deed of trust).

6.27   Amendments to Organizational Documents. The Borrowers shall not permit any material amendment to be made to their organizational documents without the prior written consent of the Administrative Agent.

6.28   Subordination of Advisor Fees. Any fees payable to the Advisor (including REIT level expenses) above an amount equal to 4.5% of Net Operating Income will be payable no more frequently than quarterly, and shall not be paid unless the Borrowers are in compliance with all of their covenants contained herein at the time of such payment.

ARTICLE VII

DEFAULTS

The occurrence of any one or more of the following events shall constitute a Default:

7.1   Nonpayment of any principal payment on any Note when due.

7.2   Nonpayment of interest upon any Note or of any facility fee or other payment Obligations under any of the Loan Documents within five (5) Business Days after the same becomes due.

7.3   The breach of any of the terms or provisions of Sections 6.2 through 6.21 and 6.23 through 6.28.

7.4   Any representation or warranty made or deemed made by or on behalf of the Borrowers or any of their Subsidiaries to the Lenders or the Administrative Agent under or in connection with this Agreement, any Loan, or any material certificate or information delivered in connection with this Agreement or any other Loan Document shall be materially false on the date as of which made.

7.5   The breach by the Borrowers (other than a breach which constitutes a Default under Section 7.1, 7.2, 7.3 or 7.4) of any of the terms or provisions of this Agreement which is not remedied within five (5) days after written notice from the Administrative Agent or any Lender.

7.6   Failure of the Borrowers or any of their Subsidiaries to pay when due any Recourse Indebtedness, regardless of amount, or any other such Indebtedness in excess of $10,000,000 in the aggregate (collectively, "Material Indebtedness"); or the default by the Borrowers or any of their Subsidiaries in the performance of any term, provision or condition contained in any agreement, or any other event shall occur or condition exist, which causes or permits any such Material Indebtedness to be due and payable or required to be prepaid (other than by a regularly scheduled payment) prior to the stated maturity thereof (provided that the failure to pay any such Material Indebtedness shall not constitute a Default so long as the Borrowers or their Subsidiaries is diligently contesting the payment of the same by appropriate legal proceedings and the Borrowers or their Subsidiaries have set aside, in a manner reasonably satisfactory to Administrative Agent, a sufficient reserve to repay such Indebtedness plus all accrued interest thereon calculated at the default rate thereunder and costs of enforcement in the event of an adverse outcome).

7.7   The Borrowers, or their Subsidiaries shall (i) have an order for relief entered with respect to it under the Federal bankruptcy laws as now or hereafter in effect, (ii) make an assignment for the benefit of creditors, (iii) apply for, seek, consent to, or acquiesce in, the appointment of a receiver, custodian, trustee, examiner, liquidator or similar official for it or any Substantial Portion of its Property, (iv) institute any proceeding seeking an order for relief under the Federal bankruptcy laws as now or hereafter in effect or seeking to adjudicate it as a bankrupt or insolvent, or seeking dissolution, winding up, liquidation, reorganization, arrangement, adjustment or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors or fail to file an answer or other pleading denying the material allegations of any such proceeding filed against it, (v) take any corporate action to authorize or effect any of the foregoing actions set forth in this Section 7.7, (vi) fail to contest in good faith any appointment or proceeding described in Section 7.8 or (vii) admit in writing its inability to pay its debts generally as they become due.

7.8   A receiver, trustee, examiner, liquidator or similar official shall be appointed for the Borrowers or any Subsidiaries or for any Substantial Portion of the Property of the Borrowers or such Subsidiaries, or a proceeding described in Section 7.7(iv) shall be instituted against the Borrowers or any such Subsidiaries and such appointment continues undischarged or such proceeding continues undismissed or unstayed for a period of ninety (90) consecutive days.

7.9   The Borrowers or any of their Subsidiaries shall fail within sixty (60) days to pay, bond or otherwise discharge any judgments or orders for the payment of money in an amount which, when added to all other judgments or orders outstanding against Borrowers or any Subsidiaries would exceed $10,000,000 in the aggregate, which have not been stayed on appeal or otherwise appropriately contested in good faith.

7.10   The Borrowers or any other members of the Controlled Group shall have been notified by the sponsor of a Multiemployer Plan that it has incurred withdrawal liability to such Multiemployer Plan in an amount which, when aggregated with all other amounts required to be paid to Multiemployer Plans by the Borrowers or any other members of the Controlled Group as withdrawal liability (determined as of the date of such notification), exceeds $1,000,000 or requires payments exceeding $500,000 per annum.

7.11   The Borrowers or any other members of the Controlled Group shall have been notified by the sponsor of a Multiemployer Plan that such Multiemployer Plan is in reorganization or is being terminated, within the meaning of Title IV of ERISA, if as a result of such reorganization or termination the aggregate annual contributions of the Borrowers and the other members of the Controlled Group (taken as a whole) to all Multiemployer Plans which are then in reorganization or being terminated have been or will be increased over the amounts contributed to such Multiemployer Plans for the respective plan years of each such Multiemployer Plan immediately preceding the plan year in which the reorganization or termination occurs by an amount exceeding $500,000.

7.12   Failure to remediate within the time period permitted by law or governmental order, after all administrative hearings and appeals have been concluded (or within a reasonable time in light of the nature of the problem if no specific time period is so established), material environmental problems at Properties owned by the Borrowers or any of their Subsidiaries or Investment Affiliates where aggregate book values are in excess of $10,000,000.

7.13   The occurrence of any "Default" as defined in any Loan Document or the breach of any of the terms or provisions of any Loan Document, which default or breach continues beyond any period of grace therein provided.

7.14   The attempted revocation, challenge, disavowment, or termination by the Borrowers or Guarantors of any of the Loan Documents.

7.15   Any Change of Control shall occur.

7.16   Any Change in Management shall occur.

ARTICLE VIII

ACCELERATION, WAIVERS, AMENDMENTS AND REMEDIES

8.1   Acceleration. If any Default described in Section 7.7 or 7.8 occurs with respect to the Borrowers, the obligations of the Lenders to make Loans and hereunder shall automatically terminate and the Obligations shall immediately become due and payable without any election or action on the part of the Administrative Agent or any Lender. If any other Default occurs, so long as a Default exists Lenders shall have no obligation to make any Loans and the Required Lenders, at any time prior to the date that such Default has been fully cured, may permanently terminate the obligations of the Lenders to make Loans hereunder and declare the Obligations to be due and payable, or both, whereupon if the Required Lenders elected to accelerate (i) the Obligations shall become immediately due and payable, without presentment, demand, protest or notice of any kind, all of which the Borrowers hereby expressly waive and (ii) if any automatic or optional acceleration has occurred, the Administrative Agent, as directed by the Required Lenders (or if no such direction is given within 30 days after a request for direction, as the Administrative Agent deems in the best interests of the Lenders, in its sole discretion), shall use its good faith efforts to collect, including without limitation, by filing and diligently pursuing judicial action, all amounts owed by the Borrowers under the Loan Documents.

If, within 10 days after acceleration of the maturity of the Obligations or termination of the obligations of the Lenders to make Loans hereunder as a result of any Default (other than any Default as described in Section 7.7 or 7.8 with respect to a Borrower) and before any judgment or decree for the payment of the Obligations due shall have been obtained or entered, all of the Lenders (in their sole discretion) shall so direct, the Administrative Agent shall, by notice to the Borrowers, rescind and annul such acceleration and/or termination.

8.2   Amendments. Subject to the provisions of this Article VIII the Required Lenders (or the Administrative Agent with the consent in writing of the Required Lenders) and the Borrowers may enter into agreements supplemental hereto for the purpose of adding or modifying any provisions to the Loan Documents or changing in any manner the rights of the Lenders or the Borrowers hereunder or waiving any Default hereunder; provided, however, that no such supplemental agreement or waiver shall, without the consent of all Lenders:

(i)   Extend the Facility Termination Date, except as permitted by Section 2.20 or forgive all or any portion of the principal amount of any Loan or accrued interest thereon or the Unused Fee, reduce the Applicable Margins (or modify any definition herein which would have the effect of reducing the Applicable Margins) or the underlying interest rate options or extend the time of payment of any such principal, interest or facility fees.

(ii)   Reduce the percentage specified in the definition of Required Lenders.

(iii)   Increase the Aggregate Commitment beyond $100,000,000.

(iv)   Permit the Borrowers to assign their rights under this Agreement.

(v)   Amend Sections 2.13, 8.1, 8.2 or 11.2.

No amendment of any provision of this Agreement relating to the Administrative Agent shall be effective without the written consent of the Administrative Agent.

8.3   Preservation of Rights. No delay or omission of the Lenders or the Administrative Agent to exercise any right under the Loan Documents shall impair such right or be construed to be a waiver of any Default or an acquiescence therein, and the making of a Loan notwithstanding the existence of a Default or the inability of the Borrowers to satisfy the conditions precedent to such Loan shall not constitute any waiver or acquiescence. Any single or partial exercise of any such right shall not preclude other or further exercise thereof or the exercise of any other right, and no waiver, amendment or other variation of the terms, conditions or provisions of the Loan Documents whatsoever shall be valid unless in writing signed by the Lenders required pursuant to Section 8.2, and then only to the extent in such writing specifically set forth. All remedies contained in the Loan Documents or by law afforded shall be cumulative and all shall be available to the Administrative Agent and the Lenders until the Obligations have been paid in full.

8.4   Insolvency of Borrower. In the event of the insolvency of any Borrower, the Lenders shall have no obligation to make further disbursements of the Facility, and the outstanding principal balance of the Facility, including accrued and unpaid interest thereon, shall be immediately due and payable.

ARTICLE IX

GENERAL PROVISIONS

9.1   Survival of Representations. All representations and warranties of the Borrowers contained in this Agreement shall survive delivery of the Notes and the making of the Loans herein contemplated.

9.2   Governmental Regulation. Anything contained in this Agreement to the contrary notwithstanding, no Lender shall be obligated to extend credit to the Borrowers in violation of any limitation or prohibition provided by any applicable statute or regulation.

9.3   Taxes. Any taxes (excluding taxes on the overall net income of any Lender) or other similar assessments or charges made by any governmental or revenue authority in respect of the Loan Documents shall be paid by the Borrower, together with interest and penalties, if any.

9.4   Headings. Section headings in the Loan Documents are for convenience of reference only, and shall not govern the interpretation of any of the provisions of the Loan Documents.

9.5   Entire Agreement. The Loan Documents embody the entire agreement and understanding among the Borrowers, the Administrative Agent and the Lenders and supersede all prior commitments, agreements and understandings among the Borrowers, the Administrative Agent and the Lenders relating to the subject matter thereof.

9.6   Several Obligations; Benefits of this Agreement. The respective obligations of the Lenders hereunder are several and not joint and no Lender shall be the partner or agent of any other (except to the extent to which the Administrative Agent is authorized to act as such). The failure of any Lender to perform any of its obligations hereunder shall not relieve any other Lender from any of its obligations hereunder. This Agreement shall not be construed so as to confer any right or benefit upon any Person other than the parties to this Agreement and their respective successors and assigns.

9.7   Expenses; Indemnification. The Borrowers shall reimburse the Administrative Agent for any costs, internal charges and out-of-pocket expenses (including, without limitation, all reasonable fees for consultants and fees and reasonable expenses for attorneys for the Administrative Agent, which attorneys may be employees of the Administrative Agent) paid or incurred by the Administrative Agent in connection with the amendment, modification, and enforcement of the Loan Documents. The Borrowers also agree to reimburse the Administrative Agent and the Lenders for any reasonable costs, internal charges and out-of-pocket expenses (including, without limitation, all fees and reasonable expenses for attorneys for the Administrative Agent and the Lenders, which attorneys may be employees of the Administrative Agent or the Lenders) paid or incurred by the Administrative Agent or any Lender in connection with the collection and enforcement of the Loan Documents (including, without limitation, any workout). The Borrowers further agree to indemnify the Administrative Agent, each Lender and their Affiliates, and their directors and officers against all losses, claims, damages, penalties, judgments, liabilities and expenses (including, without limitation, all fees and reasonable expenses for attorneys of the indemnified parties, all expenses of litigation or preparation therefor whether or not the Administrative Agent, or any Lender is a party thereto) which any of them may pay or incur arising out of or relating to this Agreement, the other Loan Documents, the Projects, the transactions contemplated hereby or the direct or indirect application or proposed application of the proceeds of any Loan hereunder, except to the extent that any of the foregoing arise out of the gross negligence or willful misconduct of the party seeking indemnification therefor. The obligations of the Borrowers under this Section shall survive the termination of this Agreement.

9.8   Numbers of Documents. All statements, notices, closing documents, and requests hereunder shall be furnished to the Administrative Agent with sufficient counterparts so that the Administrative Agent may furnish one to each of the Lenders.

9.9   Accounting. Except as provided to the contrary herein, all accounting terms used herein shall be interpreted and all accounting determinations hereunder shall be made in accordance with GAAP.

9.10   Severability of Provisions. Any provision in any Loan Document that is held to be inoperative, unenforceable, or invalid in any jurisdiction shall, as to that jurisdiction, be inoperative, unenforceable, or invalid without affecting the remaining provisions in that jurisdiction or the operation, enforceability, or validity of that provision in any other jurisdiction, and to this end the provisions of all Loan Documents are declared to be severable.

9.11   Nonliability of Lenders. The relationship between the Borrowers, on the one hand, and the Lenders and the Administrative Agent, on the other, shall be solely that of borrowers and lender. Neither the Administrative Agent nor any Lender shall have any fiduciary responsibilities to the Borrowers. Neither the Administrative Agent nor any Lender undertakes any responsibility to the Borrowers to review or inform the Borrowers of any matter in connection with any phase of the Borrowers' business or operations.

9.12   CHOICE OF LAW. THE LOAN DOCUMENTS (OTHER THAN THOSE CONTAINING A CONTRARY EXPRESS CHOICE OF LAW PROVISION) SHALL BE CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS (AND NOT THE LAW OF CONFLICTS) OF THE STATE OF ILLINOIS, BUT GIVING EFFECT TO FEDERAL LAWS APPLICABLE TO NATIONAL BANKS.

9.13   CONSENT TO JURISDICTION. THE BORROWERS HEREBY IRREVOCABLY SUBMIT TO THE NON-EXCLUSIVE JURISDICTION OF ANY UNITED STATES FEDERAL OR ILLINOIS STATE COURT SITTING IN CHICAGO IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO ANY LOAN DOCUMENTS AND THE BORROWERS HEREBY IRREVOCABLY AGREE THAT ALL CLAIMS IN RESPECT OF SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN ANY SUCH COURT AND IRREVOCABLY WAIVE ANY OBJECTION IT MAY NOW OR HEREAFTER HAVE AS TO THE VENUE OF ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN SUCH A COURT OR THAT SUCH COURT IS AN INCONVENIENT FORUM. NOTHING HEREIN SHALL LIMIT THE RIGHT OF THE ADMINISTRATIVE AGENT OR ANY LENDER TO BRING PROCEEDINGS AGAINST THE BORROWERS IN THE COURTS OF ANY OTHER JURISDICTION. ANY JUDICIAL PROCEEDING BY THE BORROWERS AGAINST THE ADMINISTRATIVE AGENT OR ANY LENDER OR ANY AFFILIATE OF THE ADMINISTRATIVE AGENT OR ANY LENDER INVOLVING, DIRECTLY OR INDIRECTLY, ANY MATTER IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH ANY LOAN DOCUMENT SHALL BE BROUGHT ONLY IN A COURT IN CHICAGO, ILLINOIS.

9.14   WAIVER OF JURY TRIAL. THE BORROWERS, THE ADMINISTRATIVE AGENT AND EACH LENDER HEREBY WAIVE TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING, DIRECTLY OR INDIRECTLY, ANY MATTER (WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE) IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH ANY LOAN DOCUMENT OR THE RELATIONSHIP ESTABLISHED THEREUNDER.

ARTICLE X

THE ADMINISTRATIVE AGENT

10.1   Appointment.   KeyBank National Association, is hereby appointed Administrative Agent hereunder and under each other Loan Document, and each of the Lenders irrevocably authorizes the Administrative Agent to act as the agent of such Lender.   The Administrative Agent agrees to act as such upon the express conditions contained in this Article X. Notwithstanding the use of the defined term "Administrative Agent," it is expressly understood and agreed that the Administrative Agent shall not have any fiduciary responsibilities to any Lender by reason of this Agreement or any other Loan Document and that the Administrative Agent is merely acting as the contractual representative of the Lenders with only those duties as are expressly set forth in this Agreement and the other Loan Documents. In its capacity as the Lenders' contractual representative, the Administrative Agent (i) does not hereby assume any fiduciary duties to any of the Lenders, (ii) is a "representative" of the Lenders within the meaning of the term "secured party" as defined in the Illinois Uniform Commercial Code and (iii) is acting as an independent contractor, the rights and duties of which are limited to those expressly set forth in this Agreement and the other Loan Documents. Each of the Lenders hereby agrees to assert no claim against the Administrative Agent on any agency theory or any other theory of liability for breach of fiduciary duty, all of which claims each Lender hereby waives.

10.2   Powers. The Administrative Agent shall have and may exercise such powers under the Loan Documents as are specifically delegated to the Administrative Agent by the terms of each thereof, together with such powers as are reasonably incidental thereto.   The Administrative Agent shall have no implied duties to the Lenders, or any obligation to the Lenders to take any action thereunder except any action specifically provided by the Loan Documents to be taken by the Administrative Agent.

10.3   General Immunity. Neither the Administrative Agent nor any of its directors, officers, agents or employees shall be liable to the Borrowers, the Lenders or any Lender for (i) any action taken or omitted to be taken by it or them hereunder or under any other Loan Document or in connection herewith or therewith except for its or their own gross negligence or willful misconduct; or (ii) any determination by the Administrative Agent that compliance with any law or any governmental or quasi-governmental rule, regulation, order, policy, guideline or directive (whether or not having the force of law) requires the Advances and Commitments hereunder to be classified as being part of a "highly leveraged transaction".

10.4   No Responsibility for Loans, Recitals, etc. Neither the Administrative Agent nor any of its directors, officers, agents or employees shall be responsible for or have any duty to ascertain, inquire into, or verify (i) any statement, warranty or representation made in connection with any Loan Document or any borrowing hereunder; (ii) the performance or observance of any of the covenants or agreements of any obligor under any Loan Document, including, without limitation, any agreement by an obligor to furnish information directly to each Lender; (iii) the satisfaction of any condition specified in Article IV, except receipt of items required to be delivered to the Administrative Agent; (iv) the validity, effectiveness or genuineness of any Loan Document or any other instrument or writing furnished in connection therewith; (v) the value, sufficiency, creation, perfection, or priority of any interest in any collateral security; or (vi) the financial condition of the Borrowers. Except as otherwise specifically provided herein, the Administrative Agent shall have no duty to disclose to the Lenders information that is not required to be furnished by the Borrowers to the Administrative Agent at such time, but is voluntarily furnished by the Borrowers to the Administrative Agent (either in its capacity as Administrative Agent or in its individual capacity).

10.5   Action on Instructions of Lenders. The Agent shall in all cases be fully protected in acting, or in refraining from acting, hereunder and under any other Loan Document in accordance with written instructions signed by the Required Lenders, and such instructions and any action taken or failure to act pursuant thereto shall be binding on all of the Lenders. The Lenders hereby acknowledge that the Administrative Agent shall be under no duty to take any discretionary action permitted to be taken by it pursuant to the provisions of this Agreement or any other Loan Document unless it shall be requested in writing to do so by the Required Lenders. The Administrative Agent shall be fully justified in failing or refusing to take any action hereunder and under any other Loan Document unless it shall first be indemnified to its satisfaction by the Lenders pro rata against any and all liability, cost and expense that it may incur by reason of taking or continuing to take any such action.

10.6   Employment of Agents and Counsel. The Administrative Agent may execute any of its duties as Administrative Agent hereunder and under any other Loan Document by or through employees, agents, and attorneys-in-fact and shall not be answerable to the Lenders, except as to money or securities received by it or its authorized agents, for the default or misconduct of any such agents or attorneys-in-fact selected by it with reasonable care. The Administrative Agent shall be entitled to advice of counsel concerning all matters pertaining to the agency hereby created and its duties hereunder and under any other Loan Document.

10.7   Reliance on Documents; Counsel. The Administrative Agent shall be entitled to rely upon any Note, notice, consent, certificate, affidavit, letter, telegram, statement, paper or document believed by it to be genuine and correct and to have been signed or sent by the proper person or persons, and, in respect to legal matters, upon the opinion of counsel selected by the Administrative Agent, which counsel may be employees of the Administrative Agent.

10.8   Administrative Agent's Reimbursement and Indemnification. The Lenders agree to reimburse and indemnify the Administrative Agent ratably in proportion to their respective Commitments (i) for any amounts not reimbursed by the Borrowers for which the Administrative Agent is entitled to reimbursement by the Borrowers under the Loan Documents, (ii) for any other expenses incurred by the Administrative Agent on behalf of the Lenders, in connection with the preparation, execution, delivery, administration and enforcement of the Loan Documents, if not paid by Borrowers and (iii) for any liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind and nature whatsoever which may be imposed on, incurred by or asserted against the Administrative Agent in any way relating to or arising out of the Loan Documents or any other document delivered in connection therewith or the transactions contemplated thereby (including without limitation, for any such amounts incurred by or asserted against the Administrative Agent in connection with any dispute between the Administrative Agent and any Lender or between two or more of the Lenders), or the enforcement of any of the terms thereof or of any such other documents, provided that no Lender shall be liable for any of the foregoing to the extent they arise from the gross negligence or willful misconduct or a breach of the Administrative Agent's express obligations and undertakings to the Lenders which is not cured after written notice and within the period described in Section 10.3, The obligations of the Lenders and the Administrative Agent under this Section 10.8 shall survive payment of the Obligations and termination of this Agreement.

10.9   Rights as a Lender. In the event the Administrative Agent is a Lender, the Administrative Agent shall have the same rights and powers hereunder and under any other Loan Document as any Lender and may exercise the same as though it were not the Administrative Agent, and the term "Lender" or "Lenders" shall, at any time when the Administrative Agent is a Lender, unless the context otherwise indicates, include the Administrative Agent in its individual capacity. The Administrative Agent may accept deposits from, lend money to, and generally engage in any kind of trust, debt, equity or other transaction, in addition to those contemplated by this Agreement or any other Loan Document, with the Borrowers or any of their Subsidiaries in which the Borrowers or such Subsidiaries are not restricted hereby from engaging with any other Person. The Administrative Agent, in its individual capacity, is not obligated to remain a Lender.

10.10   Lender Credit Decision. Each Lender acknowledges that it has, independently and without reliance upon the Administrative Agent or any other Lender and based on the financial statements prepared by the Borrowers and such other documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement and the other Loan Documents. Each Lender also acknowledges that it will, independently and without reliance upon the Administrative Agent or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement and the other Loan Documents.

10.11   Successor Administrative Agent. Except as otherwise provided below, KeyBank National Association shall at all times serve as the Administrative Agent during the term of this Facility. The Administrative Agent may resign at any time by giving written notice thereof to the Lenders and the Borrowers, such resignation to be effective upon the appointment of a successor Administrative Agent or, if no successor Administrative Agent has been appointed, forty-five days after the retiring Administrative Agent gives notice of its intention to resign. The Administrative Agent may be removed at any time with cause by written notice received by the Administrative Agent from all other Lenders, such removal to be effective on the date specified by the other Lenders. Upon any such resignation or removal, the Required Lenders shall have the right to appoint, on behalf of the Borrowers and the Lenders, a successor Administrative Agent. If no successor Administrative Agent shall have been so appointed by the Required Lenders within thirty days after the resigning Administrative Agent's giving notice of its intention to resign, then the resigning Administrative Agent may appoint, on behalf of the Borrowers and the Lenders, a successor Administrative Agent. Notwithstanding the previous sentence, the Administrative Agent may at any time without the consent of the Borrowers or any Lender, appoint any of its Affiliates which is a commercial bank as a successor Administrative Agent hereunder. If the Administrative Agent has resigned or been removed and no successor Administrative Agent has been appointed, the Lenders may perform all the duties of the Administrative Agent hereunder and the Borrowers shall make all payments in respect of the Obligations to the applicable Lender and for all other purposes shall deal directly with the Lenders. No successor Administrative Agent shall be deemed to be appointed hereunder until such successor Administrative Agent has accepted the appointment. Any such successor Administrative Agent shall be a commercial bank having capital and retained earnings of at least $500,000,000. Upon the acceptance of any appointment as Administrative Agent hereunder by a successor Administrative Agent, such successor Administrative Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the resigning or removed Administrative Agent. Upon the effectiveness of the resignation or removal of the Administrative Agent, the resigning or removed Administrative Agent shall be discharged from its duties and obligations hereunder and under the Loan Documents. After the effectiveness of the resignation or removal of an Administrative Agent, the provisions of this Article X shall continue in effect for the benefit of such Administrative Agent in respect of any actions taken or omitted to be taken by it while it was acting as the Administrative Agent hereunder and under the other Loan Documents.

10.12 Notice of Defaults. If a Lender becomes aware of a Default or Unmatured Default, such Lender shall notify the Administrative Agent of such fact provided that the failure to give such notice shall not create liability on the part of a Lender. Upon receipt of such notice that a Default or Unmatured Default has occurred, the Administrative Agent shall notify each of the Lenders of such fact.

10.13 Requests for Approval. If the Administrative Agent requests in writing the consent or approval of a Lender, such Lender shall respond and either approve or disapprove definitively in writing to the Administrative Agent within ten Business Days (or sooner if such notice specifies a shorter period for responses based on Administrative Agent's good faith determination that circumstances exist warranting its request for an earlier response) after such written request from the Administrative Agent. If the Lender does not so respond, that Lender shall be deemed to have approved the request.

10.14 Defaulting Lenders. At such time as a Lender becomes a Defaulting Lender, such Defaulting Lender's right to vote on matters which are subject to the consent or approval of the Required Lenders, each affected Lender or all Lenders shall be immediately suspended until such time as the Lender is no longer a Defaulting Lender, except that the amount of the Commitment of the Defaulting Lender may not be changed without its consent. If a Defaulting Lender has failed to fund its pro rata share of any Advance and until such time as such Defaulting Lender subsequently funds its pro rata share of such Advance, all Obligations owing to such Defaulting Lender hereunder shall be subordinated in right of payment, as provided in the following sentence, to the prior payment in full of all principal of, interest on and fees relating to the Loans funded by the other Lenders in connection with any such Advance in which the Defaulting Lender has not funded its pro rata share (such principal, interest and fees being referred to as "Senior Loans" for the purposes of this section). All amounts paid by the Borrowers and otherwise due to be applied to the Obligations owing to such Defaulting Lender pursuant to the terms hereof shall be distributed by the Administrative Agent to the other Lenders in accordance with their respective pro rata shares (recalculated for the purposes hereof to exclude the Defaulting Lender) until all Senior Loans have been paid in full. After the Senior Loans have been paid in full equitable adjustments will be made in connection with future payments by the Borrowers to the extent a portion of the Senior Loans had been repaid with amounts that otherwise would have been distributed to a Defaulting Lender but for the operation of this Section 10.14. This provision governs only the relationship among the Administrative Agent, each Defaulting Lender and the other Lenders; nothing hereunder shall limit the obligation of the Borrowers to repay all Loans in accordance with the terms of this Agreement. The provisions of this section shall apply and be effective regardless of whether a Default occurs and is continuing, and notwithstanding (i) any other provision of this Agreement to the contrary, (ii) any instruction of the Borrowers as to its desired application of payments or (iii) the suspension of such Defaulting Lender's right to vote on matters which are subject to the consent or approval of the Required Lenders or all Lenders.

ARTICLE XI

SETOFF; RATABLE PAYMENTS

11.1   Setoff. In addition to, and without limitation of, any rights of the Lenders under applicable law, if either Borrower becomes insolvent, however evidenced, or any Default occurs, any and all deposits (including all account balances, whether provisional or final and whether or not collected or available) and any other Indebtedness at any time held or owing by any Lender or any of its Affiliates to or for the credit or account of the Borrowers may be offset and applied toward the payment of the Obligations owing to such Lender at any time prior to the date that such Default has been fully cured, whether or not the Obligations, or any part hereof, shall then be due.

11.2   Ratable Payments. If any Lender, whether by setoff or otherwise, has payment made to it upon its Loans (other than payments received pursuant to Sections 3.1, 3.2, 3.4 or 3.5) in a greater proportion than that received by any other Lender, such Lender agrees, promptly upon demand, to purchase a portion of the Loans held by the other Lenders so that after such purchase each Lender will hold its ratable proportion of Loans. If any Lender, whether in connection with setoff or amounts which might be subject to setoff or otherwise, receives collateral or other protection for its Obligations or such amounts which may be subject to setoff, such Lender agrees, promptly upon demand, to take such action necessary such that all Lenders share in the benefits of such collateral ratably in proportion to their Loans. In case any such payment is disturbed by legal process, or otherwise, appropriate further adjustments shall be made.

ARTICLE XII

BENEFIT OF AGREEMENT; ASSIGNMENTS; PARTICIPATIONS

12.1   Successors and Assigns. The terms and provisions of the Loan Documents shall be binding upon and inure to the benefit of the Borrowers and the Lenders and their respective successors and assigns, except that (i) the Borrowers shall not have the right to assign their rights or obligations under the Loan Documents and (ii) any assignment by any Lender must be made in compliance with Section 12.3. The parties to this Agreement acknowledge that clause (ii) of this Section 12.1 relates only to absolute assignments and does not prohibit assignments creating security interests, including, without limitation, (x) any pledge or assignment by any Lender of all or any portion of its rights under this Agreement and any Note to a Federal Reserve Bank or (y) in the case of a Lender which is a fund, any pledge or assignment of all or any portion of its rights under this Agreement and any Note to its trustee in support of its obligations to its trustee; *provided, however,* that no such pledge or assignment creating a security interest shall release the transferor Lender from its obligations hereunder unless and until the parties thereto have complied with the provisions of Section 12.3. The Administrative Agent may treat the Person which made any Loan or which holds any Note as the owner thereof for all purposes hereof unless and until such Person complies with Section 12.3; *provided, however,* that the Administrative Agent may in its discretion (but shall not be required to) follow instructions from the Person which made any Loan or which holds any Note to direct payments relating to such Loan or Note to another Person. Any assignee of the rights to any Loan or any Note agrees by acceptance of such assignment to be bound by all the terms and provisions of the Loan Documents. Any request, authority or consent of any Person, who at the time of making such request or giving such authority or consent is the owner of the rights to any Loan (whether or not a Note has been issued in evidence thereof), shall be conclusive and binding on any subsequent holder or assignee of the rights to such Loan.

12.2   Participations.

12.2.1   Permitted Participants; Effect. Any Lender may, in the ordinary course of its business and in accordance with applicable law, at any time sell to one or more banks, financial institutions, pension funds, or any other funds or entities ("Participants") participating interests in any Loan owing to such Lender, any Note held by such Lender, any Commitment of such Lender or any other interest of such Lender under the Loan Documents. In the event of any such sale by a Lender of participating interests to a Participant, such Lender's obligations under the Loan Documents shall remain unchanged, such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, such Lender shall remain the holder of any such Note for all purposes under the Loan Documents, all amounts payable by the Borrowers under this Agreement shall be determined as if such Lender had not sold such participating interests, and the Borrowers and the Administrative Agent shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under the Loan Documents.

12.2.2   Voting Rights. Each Lender shall retain the sole right to approve, without the consent of any Participant, any amendment, modification or waiver of any provision of the Loan Documents other than any amendment, modification or waiver with respect to any Loan or Commitment in which such Participant has an interest which would require consent of all the Lenders pursuant to the terms of Section 8.2 or of any other Loan Document.

12.2.3   Benefit of Setoff. The Borrowers agree that each Participant which has previously advised the Borrowers in writing of its purchase of a participation in a Lender's interest in its Loans shall be deemed to have the right of setoff provided in Section 11.1 in respect of its participating interest in amounts owing under the Loan Documents to the same extent as if the amount of its participating interest were owing directly to it as a Lender under the Loan Documents. Each Lender shall retain the right of setoff provided in Section 11.1 with respect to the amount of participating interests sold to each Participant, provided that such Lender and Participant may not each setoff amounts against the same portion of the Obligations, so as to collect the same amount from the Borrowers twice. The Lenders agree to share with each Participant, and each Participant, by exercising the right of setoff provided in Section 11.1, agrees to share with each Lender, any amount received pursuant to the exercise of its right of setoff, such amounts to be shared in accordance with Section 11.2 as if each Participant were a Lender.

12.3   Assignments.

12.3.1   Permitted Assignments. Any Lender may, in the ordinary course of its business and in accordance with applicable law, at any time assign to any of such Lender's affiliates or with the prior approval of the Borrowers, which shall not be unreasonably withheld or delayed, to one or more banks, financial institutions or pension funds, or any other entity ("Purchasers") all or any portion (greater than or equal to $5,000,000 for each assignee, so long as the hold position of the assigning Lender is not less than $5,000,000) of its rights and obligations under the Loan Documents.

Notwithstanding the foregoing, no approval of the Borrowers shall be required for any such assignment if a Default has occurred and is then continuing. Such assignment shall be substantially in the form of Exhibit D hereto or in such other form as may be agreed to by the parties thereto. The consent of the Administrative Agent shall be required prior to an assignment becoming effective with respect to a Purchaser which is not a Lender or an Affiliate thereof. Such consent shall not be unreasonably withheld.

12.3.2 <u>Effect; Effective Date</u>. Upon (i) delivery to the Administrative Agent of a notice of assignment, substantially in the form attached as Exhibit "I" to <u>Exhibit D</u> hereto (a "<u>Notice of Assignment</u>"), together with any consents required by <u>Section 12.3.1</u>, and (ii) payment of a $3,500 fee by the assignor or assignee to the Administrative Agent for processing such assignment, such assignment shall become effective on the effective date specified in such Notice of Assignment. The Notice of Assignment shall contain a representation by the Purchaser to the effect that none of the consideration used to make the purchase of the Commitment and Loans under the applicable assignment agreement are "plan assets" as defined under ERISA and that the rights and interests of the Purchaser in and under the Loan Documents will not be "plan assets" under ERISA. On and after the effective date of such assignment, such Purchaser shall for all purposes be a Lender party to this Agreement and any other Loan Document executed by the Lenders and shall have all the rights and obligations of a Lender under the Loan Documents, to the same extent as if it were an original party hereto, and no further consent or action by the Borrowers, the Lenders or the Administrative Agent shall be required to release the transferor Lender, and the transferor Lender shall automatically be released on the effective date of such assignment, with respect to the percentage of the Aggregate Commitment and Loans assigned to such Purchaser. Upon the consummation of any assignment to a Purchaser pursuant to this <u>Section 12.3.2</u>, the transferor Lender, the Administrative Agent and the Borrowers shall make appropriate arrangements so that replacement Notes are issued to such transferor Lender and new Notes or, as appropriate, replacement Notes, are issued to such Purchaser, in each case in principal amounts reflecting their Commitment, as adjusted pursuant to such assignment.

12.4 <u>Dissemination of Information</u>. The Borrowers authorize each Lender to disclose to any Participant or Purchaser or any other Person acquiring an interest in the Loan Documents by operation of law (each a "<u>Transferee</u>") and any prospective Transferee any and all information in such Lender's possession concerning the creditworthiness of the Borrowers and its Subsidiaries, subject to <u>Section 9.11</u> of this Agreement.

12.5 <u>Tax Treatment</u>. If any interest in any Loan Document is transferred to any Transferee which is organized under the laws of any jurisdiction other than the United States or any State thereof, the transferor Lender shall cause such Transferee, concurrently with the effectiveness of such transfer, to comply with the provisions of <u>Section 3.5</u>.


ARTICLE XIII

<u>NOTICES</u>


13.1 <u>Giving Notice</u>. Except as otherwise permitted by <u>Section 2.14</u> with respect to borrowing notices, all notices and other communications provided to any party hereto under this Agreement or any other Loan Document shall be in writing or by telex or by facsimile and addressed or delivered to such party at its address set forth below its signature hereto or at such other address (or to counsel for such party) as may be designated by such party in a notice to the other parties. Any notice, if mailed and properly addressed with postage prepaid, shall be deemed given when received; any notice, if transmitted by telex or facsimile, shall be deemed given when transmitted (answerback confirmed in the case of telexes).

13.2 <u>Change of Address</u>. The Borrower, the Administrative Agent and any Lender may each change the address for service of notice upon it by a notice in writing to the other parties hereto.


ARTICLE XIV

<u>COUNTERPARTS</u>


This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one agreement, and any of the parties hereto may execute this Agreement by signing any such counterpart. This Agreement shall be effective when it has been executed by the Borrower, the Administrative Agent and the Lenders and each party has notified the Administrative Agent by telex or telephone, that it has taken such action.


(Remainder of page intentionally left blank.)


IN WITNESS WHEREOF, the Borrowers, the Lenders and the Administrative Agent have executed this Agreement as of the date first above written.

INLAND RETAIL REAL ESTATE TRUST, INC.

By: /s/ Barry L. Lazarus
Print Name: Barry L. Lazarus
Title: President

2901 Butterfield Road
Oak Brook, Illinois 60523
Phone: 630-218-8000
Facsimile: 630-218-4935
Attention: G. Joseph Cosenza

with a copy to:

Barry L. Lazarus
200 Waymont Court
Suite 126
Lake Mary, Florida 32746
Phone: 407-688-6540
Facsimile: 407-688-6543

Signature Page to Credit Agreement

INLAND RETAIL REAL ESTATE
LIMITED PARTNERSHIP

By: Inland Retail Real Estate Trust, Inc., its
general partner

By: /s/ Barry L. Lazarus
Print Name: Barry L. Lazarus
Title: President

2901 Butterfield Road
Oak Brook, Illinois 60523
Phone: 630-218-8000
Facsimile: 630-218-4935
Attention: G. Joseph Cosenza

with a copy to:

Barry L. Lazarus
200 Waymont Court
Suite 126
Lake Mary, Florida 32746
Phone: 407-688-6540
Facsimile: 407-688-6543

Signature Page to Credit Agreement

COMMITMENTS: KEYBANK NATIONAL ASSOCIATION,
$100,000,000   Individually and as Administrative Agent

                                      By: _____
                                      Print Name: Michele S. Jawyn
                                      Title: Vice President

                                      127 Public Square
                                      8th Floor
                                      Cleveland, Ohio 44114
                                      Phone: 216-689-0980
                                      Facsimile: 216-689-3566
                                      Attention: Commercial Real Estate Department

11537952v7

SUBSIDIARIES

Inland Retail Real Estate Trust, Inc.
Subsidiaries Schedule as of 03/21/03 (revised)

Name of Property	Name of Owning Entity	Name of Sole Member/Partner	Co
Acworth Avenue	Inland Southeast Acworth, L.L.C.	IRRELP, sole member	
Aberdeen Square	Inland Southeast Aberdeen, L.L.C.	IRRELP, sole member	
Abernathy Square	Inland Southeast Abernathy, L.L.C.	IRRELP, sole member	
Anderson Central	Inland Southeast Anderson, L.L.C.	IRRELP, sole member	
Bardmoor	Inland Southeast Bardmoor, L.L.C.	IRRELP, sole member	
Bartow		Inland Southeast Bartow, L.L.C.	IR
Bass Pro Shop	Inland Southeast Dania, L.L.C.	IRRELP, sole member	
Boynton Commons	Boynton Beach Development, Associates, general partnership	Inland Boynton Acquisitions LLC (gen. partner)	IR
		Inland Boynton Investment LLC (gen. partner)	IR
Brandon Boulevard	Inland Southeast Brandon, L.L.C.	IRRELP, sole member	
Bridgewater	Inland Southeast Bridgewater, L.L.C.	IRRELP, sole member	
Concord Crossing	Inland Southeast Con Crossing, L.L.C.	IRRELP, sole member	
Camp Hill Center	(see Michaels Center)		
Capital Crossing S.C.	Inland Southeast Capital Crossing, L.L.C.	IRRELP, sole member	
Capital Crossing-Lowe's Food	Inland Southeast Pinehurst, L.L.C.	IRRELP, sole member	
Casselberry	Inland Southeast Casselberry, L.L.C.	IRRELP, sole member	
Chalet Suzanne	Inland Southeast Chalet Suzanne, L.L.C.	IRRELP, sole member	
Chatham Crossing	Inland Southeast Siler L.L.C.	IRRELP, sole member	
Chesterfield Crossing	Inland Southeast Chesterfield, L.L.C.		IR
Chickasaw	Inland Southeast Chickasaw, L.L.C.	IRRELP, sole member	
Circuit City S.C.	Inland Southeast Colonial, L.L.C.	IRRELP, sole member	

i

Name of Property	Name of Owning Entity	Name of Sole Member/Partner	Co
Circuit City- Cary	Inland Southeast Cary, L.L.C.	IRRELP, sole member	
Circuit City-Rome	Inland Southeast Rome, L.L.C.	IRRELP, sole member	
Circuit City-Vero	Inland Southeast Vero Beach, L.L.C.	IRRELP, sole member	
Citrus Hills	Inland Southeast Citrus Hills, L.L.C.	IRRELP, sole member	
City Crossing	Inland Southeast City Crossing, L.L.C.	IRRELP, sole member	
Clayton Corners	Inland Southeast Clayton, L.L.C.	IRRELP, sole member	
Columbia Promenade	Inland Southeast Columbia, L.L.C.	IRRELP, sole member	
Columbiana Station II	Inland Southeast Columbiana, L.L.C.		IR
Commonwealth II	Inland Southeast Commonwealth II, L.L.C.	IRRELP, sole member	
Comp USA (Jefferson Plz)	Inland Southeast Newport News, L.L.C.	IRRELP, sole member	
Conway Plaza	Inland Southeast Conway, L.L.C.	IRRELP, sole member	
Countryside	Inland Southeast Countryside LP	IRRELP, limited partner Inland Countryside G.P., L.L.C.	IR
Cox Creek	Inland Southeast Cox Creek, L.L.C.	IRRELP, sole member	
Creekwood Crossing	Inland Southeast Creekwood, L.L.C.	IRRELP, sole member	
Crystal Springs S.C.	Inland Southeast Crystal Springs, L.L.C.	IRRELP, sole member	
Douglasville Pavilion	Inland Southeast Douglasville, L.L.C.	IRRELP, sole member	
Downtown Short Pump	Inland Southeast Short Pump, L.L.C.	IRRELP, sole member	
Duvall Village S.C.	Manekin Duvall, LLP	Inland Southeast Duvall, L.L.C. (ltd partner)	IR
Eckerds-6th & Parade	Inland Southeast 6th Street, L.L.C.	IRRELP, sole member	
Eckerds-12th Street	Inland Southeast 12th Street, L.L.C.	IRRELP, sole member	
Eckerds-26th&Parade	Inland Southeast East 26th Street, L.L.C.	IRRELP, sole member	
Eckerds-26th&Sterrettainia	Inland Southeast West 26th Street,L.L.C.	IRRELP, sole member	
Eckerds- Blackstock	Inland Southeast Spartanburg Blackstock, L.L.C.	IRRELP, sole member	
Eckerds-Broadway&Bailey	Inland Southeast Broadway Street, L.L.C.	IRRELP, sole member	

ii

Name of Property	Name of Owning Entity	Name of Sole Member/Partner	Co
Eckerds-Central&Millard	Inland Southeast Central Avenue, L.L.C.	IRRELP, sole member	
Eckerds- Concord	Inland Southeast Concord, L.L.C.	IRRELP, sole member	
Eckerds- Eastway	Inland Southeast Buffalo Road, L.L.C.	IRRELP, sole member	
Eckerds- Gaffney	Inland Southeast Gaffney, L.L.C.	IRRELP, sole member	
Eckerds-Genessee	Inland Southeast Genessee Street, L.L.C.	IRRELP, sole member	
Eckerds- Greenville	Inland Southeast Greenville Augusta, L.L.C.	IRRELP, sole member	
Eckerds-Millersport	Inland Southeast Millersport Highway,L.L.C.	IRRELP, sole member	
Eckerds-Monroeville & Jameson	Inland Southeast Monroeville Boulevard, L.L.C.	IRRELP, sole member	
Eckerds- Old Freeport & Pillow	Inland Southeast Pittsburgh Street, L.L.C.	IRRELP, sole member	
Eckerds-Peach St	Inland Southeast Peach Street, L.L.C.	IRRELP, sole member	
Eckerds-Perry Creek	Inland Southeast Raleigh, L.L.C.	IRRELP, sole member	
Eckerds- Piedmont	Inland Southeast Piedmont, L.L.C.	IRRELP, sole member	
Eckerds-Rt 22 & Center	Inland Southeast Penn Highway, L.L.C.	IRRELP, sole member	
Eckerds-Rt 22 & Cove	Inland Southeast Cove Road, L.L.C.	IRRELP, sole member	
Eckerds-Rt 51 & 88	Inland Southeast Saw Mill Run Boulevard, L.L.C.	IRRELP, sole member	
Eckerds-Rt 119 & York	Inland Southeast Memorial Boulevard, L.L.C.	IRRELP, sole member	
Eckerds-Rt 130 & Pleasant Valley	Inland Southeast Route 130, L.L.C.	IRRELP, sole member	
Eckerds-Rt 286	Inland Southeast Golden Mile Highway, L.L.C.	IRRELP, sole member	
Eckerds- Spartanburg	Inland Southeast Spartanburg Pine, L.L.C.	IRRELP, sole member	
Eckerds- Tega Cay	Inland Southeast Tega Cay, L.L.C.	IRRELP, sole member	
Eckerds-Washington & Jefferson	Inland Southeast Jefferson Street, L.L.C.	IRRELP, sole member	
Eckerds-Woodruff	Inland Southeast Woodruff, L.L.C.	IRRELP, sole member	
Eisenhower Crossing	Inland Southeast Eisenhower, L.L.C.	IRRELP, sole member	

Name of Property	Name of Owning Entity	Name of Sole Member/Partner	Co
Fayetteville Pavilion	Inland Southeast Fayetteville, L.L.C.	IRRELP, sole member	
Forestdale Plaza	Inland Southeast Forestdale, L.L.C.	IRRELP, sole member	
Forest Hills Centre	Inland Southeast Forest Hills, L.L.C.	IRRELP, sole member	
Fountains (The Fountains)	Inland Southeast Fountains, L.L.C.	IRRELP, sole member	
Gateway Market	Inland Southeast Gateway, L.L.C.	IRRELP, sole member	
Gateway Plaza S.C.	Inland Southeast Jacksonville,L.L.C.	IRRELP, sole member	
Gateway Plaza II	Inland Southeast Gate-Con, L.L.C.	IRRELP, sole member	
Golden Gate S.C.	Inland Southeast Golden Gate, L.L.C.	IRRELP, sole member	
Goldenrod Groves	Inland Southeast Goldenrod, L.L.C.	IRRELP, sole member	
Harundale Plaza	Manekin Harundale, LLP	Inland Southeast Harundale, L.L.C. (ltd partner)	IR
Hairston Crossing	Inland Southeast Hairston, L.L.C.	IRRELP, sole member	
Hillsboro Square	Inland Southeast Hillsboro, L.L.C.	IRRELP, sole member	
Jefferson Plaza	(see Comp USA)		
JoAnn's Fabrics	Inland Southeast Alpharetta, L.L.C.	IRRELP, sole member	
Jones Bridge S.C.	Inland Southeast Jones Bridge, L.L.C.	IRRELP, sole member	
Just For Feet-Daytona	Inland Southeast JFF, L.L.C.	IRRELP, sole member	
Just For Feet-Augusta	Inland Southeast JFF Augusta, L.L.C.	IRRELP, sole member	
Just For Feet-Covington	Inland Southeast JFF Covington, L.L.C.	IRRELP, sole member	
KMart	Inland Southeast Macon, L.L.C.	IRRELP, sole member	
Lake Olympia	Inland Southeast Lake Olympia LP	IRRELP, limited partner Inland Lake Olympia G.P., L.L.C.	IR
Lakeview Plaza	Inland Southeast Lakeview, L.L.C.	IRRELP, sole member	
Lake Walden	Inland Southeast Lake Walden LP	IRRELP, limited partner Inland Lake Walden G.P., L.L.C.	IR
Lakewood Ranch	Inland Southeast Lakewood, L.L.C.	IRRELP, sole member	
Lakewood Ranch Outlots	Inland Southeast Lakewood Outlots, L.L.C.	IRRELP, sole member	

iv

Name of Property	Name of Owning Entity	Name of Sole Member/Partner	Co
Loggerhead Jct.	Inland Southeast Holmes Beach, L.L.C.	IRRELP, sole member	
Lowe's Food Store (G/L)	Inland Southeast Pinehurst, L.L.C.	IRRELP, sole member	
Lowes (Home Imprvmt)	Inland Southeast Warner Robbins, L.L.C.	IRRELP, sole member	
Market Place at Mill Creek	Inland Southeast Mill Creek, L.L.C.	IRRELP, sole member	
Market Square		Inland Southeast Market Square, L.L.C.	IR
McFarland Plaza	Inland Southeast McFarland, L.L.C.	IRRELP, sole member	
Meadowmont Village	Inland Southeast Meadowmont, L.L.C.	IRRELP, sole member	
Melbourne	Inland Southeast Melbourne, L.L.C.	IRRELP, sole member	
Merchants Square	Inland Southeast Merchants Square LP	IRRELP, limited partner Inland Merchants Square G.P., L.L.C.	IR
Michaels Center	Inland Southeast Camp Hill PA, L.L.C.	IRRELP, sole member	
Midway Plaza		Inland Southeast Midway Plaza, L.L.C.	IR
Monroe	Inland Southeast Monroe, L.L.C.	IRRELP, sole member	
Newnan Pavilion	Inland Southeast Newnan, L.L.C.	IRRELP, sole member	
North Aiken Bi-Lo	Inland Southeast Aiken, L.L.C.	IRRELP, sole member	
Northpoint Mkt.Place	Inland Southeast Northpoint, L.L.C.	IRRELP, sole member	
Oakley Plaza	Inland Southeast Oakley, L.L.C.	IRRELP, sole member	
Oleander S.C.	Inland Southeast Oleander, L.L.C.	IRRELP, sole member	
Overlook at King of Prussia	Inland Southeast Overlook, L.L.C.	IRRELP, sole member	
Paraiso Plaza	Inland Southeast Paraiso, L.L.C.	IRRELP, sole member	
PetsMart #639	Inland Southeast Chattanooga, L.L.C.	IRRELP, sole member	
PetsMart #311	Inland Southeast Daytona Beach, L.L.C.	IRRELP, sole member	
PetsMart #444	Inland Southeast Fredericksburg, L.L.C.	IRRELP, sole member	
Plant City	Inland Southeast Plant City, L.L.C.	IRRELP, sole member	
Pleasant Hill	Inland Southeast Pleasant Hill, L.L.C.	IRRELP, sole member	

Name of Property	Name of Owning Entity	Name of Sole Member/Partner	Co
Presidential Commons	Inland Southeast Snellville, L.L.C.	IRRELP, sole member	
Rainbow Foods-Rowlett	Inland Southeast Rowlett, L.L.C.	IRRELP, sole member	
Rainbow Foods-Garland	Inland Southeast Garland, L.L.C.	IRRELP, sole member	
River Ridge	Inland Southeast River Ridge, L.L.C.		IR
Riverstone Plaza	Inland Southeast Riverstone, L.L.C.	IRRELP, sole member	
Rosedale Center	Inland Southeast Rosedale, L.L.C.	IRRELP, sole member	
Sand Lake	Inland Southeast Sand Lake, LLC	IRRELP, sole member	
Sarasota Pavilion	Inland Southeast Sarasota, L.L.C.	IRRELP, sole member	
Sexton Commons	Inland Southeast Sexton, L.L.C.	IRRELP, sole member	
Sharon Greens	Inland Southeast Forsyth, L.L.C.	IRRELP, sole member	
Sharon Green Outlot	Inland Southeast Forsyth Outlot, L.L.C.	IRRELP, sole member	
Sheridan Square	Inland Southeast Sheridan, L.L.C.	IRRELP, sole member	
Shops at Citiside	Inland Southeast Citiside, L.L.C.	IRRELP, sole member	
Shoppes at Golden Acres	Inland Southeast Golden Acres, L.L.C.	IRRELP, sole member	
Shoppes at Lake Mary	Inland Southeast Lake Mary, L.L.C.	IRRELP, sole member	
Shoppes at New Tampa	Inland Southeast New Tampa, L.L.C.	IRRELP, sole member	
Shops on the Circle	Inland Southeast Dothan, L.L.C.	IRRELP, sole member	
Skyview	Inland Southeast Chickasaw, L.L.C.	IRRELP, sole member	
Southlake Pavilion III	Inland Southeast Southlake Phase 3, L.L.C.	IRRELP, sole member	
Southlake PavilionIV&V	Inland Southeast Morrow, L.L.C.	IRRELP, sole member	
Southlake S. C.	Inland Southeast Southlake, L.L.C.	IRRELP, sole member	
Southwood Plantation	Inland Southeast Southwood, L.L.C.	IRRELP, sole member	
Springfield Park	Inland Southeast Springfield, L.L.C.	IRRELP, sole member	
Steeplechase	Inland Southeast Steeplechase, L.L.C.	IRRELP, sole member	
Stonebridge Square	Inland Southeast Stonebridge, L.L.C.	IRRELP, sole member	
Stonecrest Marketplace	Inland Southeast Stonecrest, L.L.C.	IRRELP, sole member	
Suwanee Crossroads	Inland Southeast Suwanee, L.L.C.	IRRELP, sole member	
Sycamore Commons	Inland Southeast Sycamore	IRRELP, sole member	

Name of Property	Name of Owning Entity	Name of Sole Member/Partner	Co
	Commons, L.L.C.		
Target Center	Inland Southeast Richland, L.L.C.	IRRELP, sole member	
Tequesta Shoppes	Inland Southeast Tequesta, L.L.C.	IRRELP, sole member	
Town Center	Inland Southeast Town Center LP	IRRELP, limited partner Inland Town Center G.P., L.L.C.	IR
Turkey Creek Pavilion	Inland Southeast Knoxville, L.L.C.	IRRELP, sole member	
Universal Plaza	Inland Southeast Universal, L.L.C.	IRRELP, sole member	
Valley Park Commons	Inland Southeast Valley Park, L.L.C.	IRRELP, sole member	
Venture Point	Inland Southeast Duluth, L.L.C.	IRRELP, sole member	
Village Center	Inland Southeast Mt. Pleasant, L.L.C.	IRRELP, sole member	
Village Square at Golf	Inland Southeast Golf, L.L.C.	IRRELP, sole member	
Wakefield Crossing	Inland Southeast Wakefield, L.L.C.	IRRELP, sole member	
Walk at Highwood I	Inland Southeast Highwoods, L.L.C.	IRRELP, sole member	
Wards Crossing	Inland Southeast Lynchburg, L.L.C.	IRRELP, sole member	
West Oaks	Inland Southeast West Oaks, L.L.C.	IRRELP, sole member	
Windsor Court		Inland Southeast Windsor, L.L.C.	IR
Woodstock Square	Inland Southeast Woodstock, L.L.C.	IRRELP, sole member	